Exhibit 99.1

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

This management's discussion and analysis ("MD&A"), prepared as of August 2, 2023, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2023 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2023 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2022 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2023, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 33 – 35 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

1

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Consolidated Financial and Operating Highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2023	2022	Change	% Change(h)	2023	2022	Change	% Change(h)
Operating Highlights
Total gold equivalent ounces from continuing operations(a),(b)
Produced	555,036	453,978	101,058	22%	1,021,058	832,399	188,659	23%
Sold	552,969	439,078	113,891	26%	1,043,299	812,806	230,493	28%

Financial Highlights from Continuing Operations(a)
Metal sales	$1,092.3	$821.5	$270.8	33%	$2,021.6	$1,522.4	$499.2	33%
Production cost of sales	$497.9	$450.8	$47.1	10%	$981.8	$813.9	$167.9	21%
Depreciation, depletion and amortization	$239.3	$180.5	$58.8	33%	$451.2	$347.0	$104.2	30%
Operating earnings	$237.8	$64.0	$173.8	nm	$381.7	$166.5	$215.2	129%
Net earnings (loss) from continuing operations attributable to common shareholders	$151.0	$(9.3)	$160.3	nm	$241.2	$72.0	$169.2	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.12	$(0.01)	$0.13	nm	$0.20	$0.06	$0.14	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.12	$(0.01)	$0.13	nm	$0.20	$0.06	$0.14	nm
Adjusted net earnings from continuing operations attributable to common shareholders(c)	$167.6	$37.4	$130.2	nm	$255.2	$106.2	$149.0	140%
Adjusted net earnings from continuing operations per share(c)	$0.14	$0.03	$0.11	nm	$0.21	$0.08	$0.13	163%
Net cash flow of continuing operations provided from operating activities	$528.6	$257.1	$271.5	106%	$787.6	$355.0	$432.6	122%
Adjusted operating cash flow from continuing operations(c)	$459.1	$251.9	$207.2	82%	$791.9	$501.0	$290.9	58%
Capital expenditures from continuing operations(d)	$281.9	$149.4	$132.5	89%	$503.1	$250.1	$253.0	101%
Free cash flow from continuing operations(c)	$246.7	$107.7	$139.0	129%	$284.5	$104.9	$179.6	171%
Average realized gold price per ounce from continuing operations(e)	$1,976	$1,872	$104	6%	$1,937	$1,874	$63	3%
Production cost of sales from continuing operations per equivalent ounce(b) sold(f)	$900	$1,027	$(127)	(12)%	$941	$1,001	$(60)	(6)%
Production cost of sales from continuing operations per ounce sold on a by-product basis(c)	$845	$1,018	$(173)	(17)%	$885	$994	$(109)	(11)%
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(c)	$1,262	$1,335	$(73)	(5)%	$1,272	$1,285	$(13)	(1)%
All-in sustaining cost from continuing operations per equivalent ounce(b) sold(c)	$1,296	$1,341	$(45)	(3)%	$1,308	$1,290	$18	1%
Attributable all-in cost(g) from continuing operations per ounce sold on a by-product basis(c)	$1,596	$1,596	$-	0%	$1,606	$1,536	$70	5%
Attributable all-in cost(g) from continuing operations per equivalent ounce(b) sold(c)	$1,614	$1,599	$15	1%	$1,624	$1,539	$85	6%

(a)	Results for the three and six months ended June 30, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2023 was 81.88:1 and 82.85:1, respectively (second quarter and first six months of 2022 – 82.76:1 and 80.36:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(g)	“Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.
(h)	“nm” means not meaningful.

2

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Consolidated Financial Performance

This Consolidated Financial Performance section references production cost of sales from continuing operations per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share, adjusted operating cash flow from continuing operations, free cash flow from continuing operations, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Second quarter 2023 vs. Second quarter 2022

Kinross’ production from continuing operations increased by 22% compared to the second quarter of 2022, primarily due to higher production at La Coipa due to the restart and ramp up in the second half of 2022 as well as higher grades and recoveries at both Paracatu and Tasiast. These increases were partially offset by lower production at Bald Mountain due to fewer tonnes placed on the heap leach pads and lower grades.

Metal sales from continuing operations increased by 33%, compared to the second quarter of 2022, due to increases in gold equivalent ounces sold and the average realized gold price. Gold equivalent ounces sold from continuing operations increased to 552,969 ounces in the second quarter of 2023 compared to 439,078 ounces in the second quarter of 2022, primarily due to the increase in production as described above. The average realized gold price from continuing operations increased to $1,976 per ounce in the second quarter of 2023 from $1,872 per ounce in the same period in 2022.

Production cost of sales from continuing operations increased by 10% in the second quarter of 2023, compared to 2022, largely as a result of the restart and ramp up of production at La Coipa.

Production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 12% and 17%, respectively, in the second quarter of 2023, compared to the same period in 2022. The decreases were due to the increase in production and sales at Tasiast, Paracatu, and La Coipa, which are lower cost operations.

In the second quarter of 2023, depreciation, depletion and amortization from continuing operations increased by 33% compared to the same period in 2022, primarily due to the increase in gold equivalent ounces sold, largely from the restart and ramp up of production at La Coipa, and changes to the life-of-mine plan at Round Mountain in the fourth quarter of 2022.

Operating earnings from continuing operations increased to $237.8 million in the second quarter of 2023 from $64.0 million in the same period in 2022. This increase was primarily due to an increase in margins (metal sales less production cost of sales), partially offset by the increase in depreciation, depletion and amortization, as described above.

In the second quarter of 2023, the Company recorded an income tax expense from continuing operations of $62.0 million, compared to $52.7 million in the second quarter of 2022. Changes in income tax expense in the second quarter of 2023 compared to the second quarter of 2022 are due to differences in the level of income in the Company’s operating jurisdictions. The $62.0 million income tax expense recognized in the second quarter of 2023 included $18.5 million of deferred tax recovery, compared to $4.2 million of deferred tax expense in the second quarter of 2022, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2023 and 2022 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in the second quarter of 2023 were $151.0 million, or $0.12 per share, compared to net loss from continuing operations attributable to common shareholders of $9.3 million, or $0.01 per share, in the same period in 2022. The change was primarily as a result of the increase in operating earnings from continuing operations, as described above, partially offset by the increase in income tax expense in the second quarter of 2023.

Adjusted net earnings from continuing operations attributable to common shareholders in the second quarter of 2023 were $167.6 million, or $0.14 per share, compared to $37.4 million, or $0.03 per share, for the same period in 2022. The increase was primarily due to the increase in operating earnings from continuing operations, as described above.

Net cash flow of continuing operations provided from operating activities increased to $528.6 million in the second quarter of 2023 from $257.1 million in the second quarter of 2022, primarily due to the increase in margins and favourable working capital movements.

3

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

In the second quarter of 2023, adjusted operating cash flow from continuing operations increased to $459.1 million compared to $251.9 million in the same period of 2022, primarily due to the increase in margins.

Capital expenditures from continuing operations increased to $281.9 million from $149.4 million in the second quarter of 2022, due to an increase in capital stripping at Tasiast, Fort Knox and Bald Mountain and increased expenditures for development activities at the Manh Choh project.

Free cash flow from continuing operations increased to $246.7 million from $107.7 million in the second quarter of 2022, due to the increase in net cash flow of continuing operations provided from operating activities, partially offset by higher capital expenditures, as described above.

In the second quarter of 2023, compared to the same period in 2022, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 3% and 5%, respectively, primarily due to the increase in gold equivalent ounces sold, partially offset by the increase in capital expenditures. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in the second quarter of 2023 were comparable to the same period in 2022.

First six months of 2023 vs. First six months of 2022

Kinross’ production from continuing operations in the first six months of 2023 increased by 23% compared to the same period in 2022 primarily due to higher production at La Coipa due to the restart and ramp up in the second half of 2022, higher throughput, grades and recoveries at Paracatu and higher grades at Tasiast. These increases were partially offset by lower production at Bald Mountain due to fewer tonnes placed on the heap leach pads and lower grades.

Metal sales from continuing operations increased by 33% in the first six months of 2023, compared to the same period in 2022, due to increases in gold equivalent ounces sold and the average realized gold price. Total gold equivalent ounces sold from continuing operations in the first six months of 2023 increased to 1,043,299 ounces from 812,806 ounces in the same period in 2022, primarily due to the increase in production as described above. The average realized gold price from continuing operations increased to $1,937 per ounce in the first six months of 2023 from $1,874 per ounce in the same period in 2022.

Production cost of sales from continuing operations increased by 21% in in the first six months of 2023, compared to 2022, largely as a result of the restart and ramp up of production at La Coipa, and an increase in gold equivalent ounces sold and lower capital development at Round Mountain.

Production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 6% and 11%, respectively, in the first six months of 2023, compared to the same period in 2022. The decreases were due to the increase in production and sales at Tasiast, Paracatu, and La Coipa, which are lower cost operations.

In the first six months of 2023, depreciation, depletion and amortization from continuing operations increased by 30%, compared to the same period in 2022, primarily due to the increase in gold equivalent ounces sold, largely from the restart and ramp up of production at La Coipa, and changes to the life-of-mine plan at Round Mountain in the fourth quarter of 2022.

Operating earnings from continuing operations increased to $381.7 million from $166.5 million in the same period in 2022. This increase was primarily due to an increase in margins (metal sales less production cost of sales), partially offset by the increase in depreciation, depletion and amortization, as described above.

In the first six months of 2023, the Company recorded an income tax expense from continuing operations of $101.8 million compared to $48.2 million in the same period in 2022. Changes in income tax expense in the first six months of 2023 compared to the same period in 2022 are due to differences in the level of income in the Company’s operating jurisdictions. The $101.8 million income tax expense recognized in the first six months of 2023 included $31.7 million of deferred tax recovery, compared to a deferred tax recovery of $11.5 million in the first six months of 2022, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. Kinross' combined federal and provincial statutory tax rate for the first six months of both 2023 and 2022 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in the first six months of 2023 were $241.2 million, or $0.20 per share, compared to $72.0 million, or $0.06 per share, in the first six months of 2022. The increase is primarily as a result of the increase in operating earnings from continuing operations, as described above, partially offset by the increase in income tax expense in the first six months of 2023.

4

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Adjusted net earnings from continuing operations attributable to common shareholders in the first six months of 2023 were $255.2 million, or $0.21 per share, compared to $106.2 million, or $0.08 per share, for the same period in 2022. The increase was primarily due to the increase in operating earnings from continuing operations, as described above.

Net cash flow of continuing operations provided from operating activities increased to $787.6 million in the first six months of 2023, from $355.0 million during the same period in 2022, mainly due to the increase in margins, favourable working capital movements and a decrease in income taxes paid.

In the first six months of 2023, adjusted operating cash flow from continuing operations increased to $791.9 million from $501.0 million in the same period in 2022, primarily due to the increase in margins.

Capital expenditures from continuing operations increased to $503.1 million from $250.1 million in the first six months of 2022, due to an increase in capital stripping at Tasiast, Fort Knox and Bald Mountain and increased expenditures for development activities at the Manh Choh project.

Free cash flow from continuing operations increased to $284.5 million from $104.9 million in the first six months of 2022, due to the increase in net cash flow of continuing operations provided from operating activities, as described above, partially offset by higher capital expenditures.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2023 were comparable to the same period in 2022. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 6% and 5%, respectively, compared to the first six months in 2022, primarily due to the increase in capital expenditures.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2022 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2022, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2022 annual MD&A.

Price of Gold

The price of gold is the single largest factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2023, the average price of gold was $1,976 per ounce, with gold trading between $1,900 and $2,048 per ounce based on the LBMA Gold Price PM benchmark. This compares to an average of $1,871 per ounce during the second quarter of 2022, with gold trading between $1,810 per ounce and $1,977 per ounce. During the second quarter of 2023, Kinross realized an average price of $1,976 per ounce from continuing operations, compared to $1,872 per ounce for the same period in 2022. Major influences on the gold price during the second quarter of 2023 included safe haven flows following the recent banking and debt ceiling crisis, and rising interest rates.

For the first six months of 2023, the price of gold averaged $1,932 per ounce compared to $1,874 in the same period of 2022. In the first six months of 2023, Kinross realized an average price of $1,937 per ounce compared to $1,874 per ounce in the first six months of 2022.

Cost Sensitivity

The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations. The Company is also affected by current ongoing inflationary pressures and volatility. A significant portion of the upward pressure to date on prices has been attributed to the rising costs of labour and energy, including its upstream impacts on consumables, as well as continuing global supply-chain disruptions experienced to date.

The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations experienced relative fuel price decreases in the second quarter and first six months of 2023, compared to the second quarter and first six months of 2022. Kinross manages its exposure to fuel costs by entering into various hedge positions from time to time – refer to Section 6 - Liquidity and Capital Resources for details.

5

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended June 30, 2023, the U.S. dollar, on average, was stronger relative to the Canadian dollar and Brazilian real and was weaker relative to the Chilean peso and Mauritanian ouguiya, compared to the same period in 2022. During the six months ended June 30, 2023, the U.S. dollar, on average, was stronger relative to the Canadian dollar and was weaker relative to the Chilean peso, Mauritanian ouguiya and Brazilian real, compared to the six months ended June 30, 2022. As at June 30, 2023, the U.S. dollar was weaker compared to the December 31, 2022 spot exchange rates of the Canadian dollar, Chilean peso and Mauritanian ouguiya and Brazilian real. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 33 – 35 of this MD&A.

This Outlook section references all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definition of this non-GAAP ratio and comparable reconciliation is included in Section 11 of this MD&A.

The Company is on track to meet its 2023 production guidance of 2.1 million gold equivalent ounces (+/- 5%). Production increased in the second quarter, as planned, and is expected to remain strong for the remainder of 2023. Kinross’ annual production is expected to remain stable in 2024 and 2025 at 2.1 million and 2.0 million attributable1 gold equivalent ounces (+/- 5%), respectively.

The Company is also on track to meet its 2023 guidance for production cost of sales, all-in sustaining cost and attributable2 capital expenditures.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast

Tasiast 24k construction and initial commissioning is now complete, on schedule and on budget. The successful tie-in of the new pre-classification circuit was completed in June, all components of the 24k project are in operation with the ramp-up process underway. The process plant has regularly achieved the designed 24,000 tonnes per day (“t/d”) throughput for sustained periods of time. The operation is expected to ramp-up for the balance of the year to consistently achieve 24,000 t/d (average) on an annual basis.

The 34MW Tasiast solar power plant continues to advance and is on schedule for completion by the end of the year. Civil works are nearly complete and mechanical works are well advanced with a focus on the installation of the photovoltaic modules. Electrical works are underway and planning for commissioning has begun.

Great Bear

The Company continues to make excellent progress at the Great Bear project in Red Lake, Ontario. In the second quarter, Kinross drilled approximately 56,000 metres as part of its robust exploration and infill drilling program. Kinross’ focus this year is on inferred drilling in the area half a kilometre to one kilometre below surface. This work will be complemented by exploration drilling along strike of the LP Fault zone and around the Hinge and Limb zones that have seen little exploration drilling for new mineralization beyond the known zones, with the goal of further delineating the deposit at depth as well as adding inferred resource ounces. Drilling-to-date has demonstrated potential for a meaningful increase in the underground resource and Kinross expects to declare a resource update as part of its year-end results.

Since its last update on May 9, 2023, the Company has received additional assay results. Results-to-date continue to support the view of a high-grade deposit that underpins the prospect of a large, long-life mining complex with the recent results continuing to demonstrate the high-grade nature of the mineralization.

1 Attributable production guidance includes Kinross’ share of Manh Choh (70%) production.

2 Attributable capital expenditure guidance includes Kinross’ share of Manh Choh (70%) capital expenditures. Actual results as reported for the three and six months ended June 30, 2023, are on a total basis and include 100% of Manh Choh capital expenditures.

6

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

The Company recently began using directional core drilling at Great Bear, which allows multiple drill holes to branch off from a single pilot hole. This decreases the amount of drilling required to reach deep targets, thereby reducing costs, improving productivity, and enabling the precise targeting of the resource from different angles. Initial trials earlier this year were highly successful, and the system is now being used on 6 of the 11 drills on site to target the LP Fault and Hinge zones.

The Company is also progressing studies and permitting for an advanced exploration program that would establish an underground decline to obtain a bulk sample and allow for more efficient exploration of deeper areas of the LP Fault zone, along with the nearby Hinge and Limb gold zones. Feasibility level engineering for advanced exploration infrastructure is approximately 70% complete, including geophysics and soils geotechnical drilling, and the procurement process for long-lead items such as the camp, power infrastructure and water treatment plant has been initiated.

Further, on July 19th, the Company together with the Wabauskang and Lac Seul First Nations signed an updated Advanced Exploration Agreement (the “AEX Agreement”), which replaces the existing Exploration Agreement. The AEX Agreement is designed to better reflect the changing nature of project activities in anticipation of the development of the underground decline. The AEX Agreement also reflects the importance of building positive and strong relationships through meaningful dialogue and consultation and continues the process of strengthening our partnership. Kinross is targeting a potential start of the surface construction for the advanced exploration program in 2024, subject to receipt of permits.

For the main project, Kinross continues to advance technical studies, including engineering and field testwork campaigns, with plans to release the results of this work in the form of a preliminary economic assessment in 2024. Metallurgical testwork is underway, as well as geochemical work that includes static testing, humidity cells, column testing, tailings residue sampling and field leach barrels. An extensive field bedrock and soils geotechnical drilling and testing program is planned to kickoff in August.

A comprehensive baseline study program encompassing air, noise, hydrogeology, geochemistry, archeology, water quality and a number of other metrics is progressing well. There are over 60 water monitoring wells installed around the site, as well as 25 surface water stations and 11 hydrometric stations which together enable understanding of the water quality and flow of water in and around the site. Permitting activities are progressing well, including pre-submission engagement with the Impact Assessment Agency of Canada (IAAC) in preparation for the Initial Project Description submission.

Manh Choh

At the 70%-owned Manh Choh project, activities remain on schedule and on budget, and the mine’s operating permits were received in May. Construction activities at the mine area have commenced and continue to ramp-up with the mobilization of the mining business partner and construction companies to install the site facilities. Contracting and procurement activities are now complete for the Manh Choh site. Construction activities have commenced on the mill modifications at Fort Knox, where the Manh Choh ore will be processed. The Kinross operations team is now fully staffed while onboarding of key business partners to support the mining and ore transport is ongoing. As a key priority, all parties remain focused on local hiring and training opportunities to support the local towns and villages including long-term skills for individuals after mining concludes at Manh Choh.

The Company announced on July 27, 2022, that it was proceeding with the Manh Choh project as the operator of the joint venture. Initial production from Manh Choh is expected in the second half of 2024 and is expected to add approximately 640,000 attributable gold equivalent ounces to the Company’s production profile over its approximately 4.5 year life-of-mine. Including Manh Choh, the Company expects to produce an average of approximately 400,000 attributable gold equivalent ounces per year from 2024 to 2027 from its Alaskan assets.

Round Mountain and Gold Hill exploration and studies

At Round Mountain, the Company has completed Phase W1 and is continuing to mine Phase W2 while progressing optimization work on Phase S open pit and focusing on exploration and studies of the underground options at Phase X and Gold Hill.

The recent optimization work at Phase S has shown positive initial results, reducing the capital spend and strip ratio and improving economics. The Company will continue to study Phase S, and the associated ounces remain in reserves for potential future mining.

Construction of the Phase X exploration decline is progressing well, with 350 metres developed so far, and remains on plan to start definition drilling in early 2024.

In terms of sequencing, Round Mountain could potentially transition open pit mining from Phase W2 to Phase S while developing and ramping up the Phase X underground, which could then be concurrently exploited with Phase S in the second half of the decade. Gold Hill underground development could follow Phase X, adding higher grade mill feed to supplement production from Phase S and Phase X towards the end of the decade.

The Gold Hill exploration 2023 drill program tested continuity within the mid-Atlantic vein zone and confirmed an 800 metre west strike extension with multiple high-grade intercepts within the Jersey vein zone.

The new strike extensions, including the best intercept received to date in hole D-1195, demonstrate this robust system continues and still remains open to the west at depth.

7

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Chile

Kinross’ activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Curlew Basin exploration

At the Curlew Basin exploration project in Washington State, underground exploration drill results continue to confirm vein extensions and continuity within high priority target areas. Exploration drilling will continue throughout the third quarter with the aim to build on the resource through proximal growth and to test the area of upside potential.

Results-to-date demonstrate thicker intervals of mineralization and are adding volume in key portions of the system. Hole 1148, which represents the best Curlew intercept in 10 years, tested the southern edge of K5 and documented a major change in vein orientation, resulting in a new open zone of higher-grade veins. Previous tests of K5-South from surface showed the zone had limited growth potential, and now this intercept and follow-up drilling unlock a new search space. Year-after-year, exploration continues to define new veins, proving the thesis there is more to explore within the entire Curlew Basin.

Other developments

Return of capital

In accordance with the parameters of the share buyback program, Kinross has paused share repurchases to prioritize debt reduction in the near term. Going forward, the Company will continue to assess its capital allocation priorities dependent on market conditions and other relevant factors.

8

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces and per ounce amounts)	2023	2022	Change	% Change(d)	2023	2022	Change	% Change(d)
Operating Statistics(a)
Total gold equivalent ounces from continuing operations(b)
Produced	555,036	453,978	101,058	22%	1,021,058	832,399	188,659	23%
Sold	552,969	439,078	113,891	26%	1,043,299	812,806	230,493	28%

Gold ounces - sold from continuing operations	525,921	434,086	91,835	21%	987,617	805,421	182,196	23%
Silver ounces - sold from continuing operations (000's)	2,215	413	1,802	nm	4,615	600	4,015	nm
Average realized gold price per ounce from continuing operations(c)	$1,976	$1,872	$104	6%	$1,937	$1,874	$63	3%

Financial data from Continuing Operations
Metal sales	$1,092.3	$821.5	$270.8	33%	$2,021.6	$1,522.4	$499.2	33%
Production cost of sales	$497.9	$450.8	$47.1	10%	$981.8	$813.9	$167.9	21%
Depreciation, depletion and amortization	$239.3	$180.5	$58.8	33%	$451.2	$347.0	$104.2	30%
Operating earnings	$237.8	$64.0	$173.8	nm	$381.7	$166.5	$215.2	129%
Net earnings (loss) from continuing operations attributable to common shareholders	$151.0	$(9.3)	$160.3	nm	$241.2	$72.0	$169.2	nm

(a)	Results for the three and six months ended June 30, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2023 was 81.88:1 and 82.85:1, respectively (second quarter and first six months of 2022 – 82.76:1 and 80.36:1, respectively).
(c)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(d)	“nm” means not meaningful.

Operating Earnings (Loss) from Continuing Operations by Segment

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change(b)	2023	2022	Change	% Change(b)
Operating segments
Tasiast	$126.4	$51.4	$75.0	146%	$221.6	$130.8	$90.8	69%
Paracatu	127.9	73.4	54.5	74%	210.3	115.5	94.8	82%
La Coipa	36.5	10.1	26.4	nm	70.8	14.3	56.5	nm
Fort Knox	31.4	24.9	6.5	26%	56.7	33.4	23.3	70%
Round Mountain	(15.7)	6.4	(22.1)	nm	(44.4)	28.9	(73.3)	nm
Bald Mountain	2.9	7.8	(4.9)	(63)%	(0.5)	7.1	(7.6)	(107)%
Non-operating segments
Great Bear	(14.2)	(16.1)	1.9	nm	(25.4)	(20.1)	(5.3)	nm
Corporate and other(a)	(57.4)	(93.9)	36.5	nm	(107.4)	(143.4)	36.0	nm
Total	$237.8	$64.0	$173.8	nm	$381.7	$166.5	$215.2	129%

(a)	“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project and Maricunga).
(b)	“nm” means not meaningful.

9

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Mining Operations

Tasiast (100% ownership and operator) – Mauritania

	Three months ended June 30,				Six months ended June 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,688	3,053	(1,365)	(45)%	3,378	6,515	(3,137)	(48)%
Tonnes processed (000's)	1,663	1,680	(17)	(1)%	2,871	3,204	(333)	(10)%
Grade (grams/tonne)	3.25	2.51	0.74	29%	3.35	2.53	0.82	32%
Recovery	92.5%	89.1%	3.4%	4%	92.0%	91.6%	0.4%	0%
Gold equivalent ounces:
Produced	157,844	129,140	28,704	22%	288,889	262,835	26,054	10%
Sold	152,564	114,064	38,500	34%	281,043	244,259	36,784	15%

Financial Data (in millions)
Metal sales	$301.6	$213.2	$88.4	41%	$547.4	$460.6	$86.8	19%
Production cost of sales	99.5	93.3	6.2	7%	187.9	189.1	(1.2)	(1)%
Depreciation, depletion and amortization	58.6	56.4	2.2	4%	104.8	113.5	(8.7)	(8)%
	143.5	63.5	80.0	126%	254.7	158.0	96.7	61%
Other operating expense	16.1	10.6	5.5	52%	31.4	24.8	6.6	27%
Exploration and business development	1.0	1.5	(0.5)	(33)%	1.7	2.4	(0.7)	(29)%
Segment operating earnings	$126.4	$51.4	$75.0	146%	$221.6	$130.8	$90.8	69%

Second quarter 2023 vs. Second quarter 2022

Mine sequencing at Tasiast involved an increase in capital stripping relating to West Branch 5 and a higher-grade section of West Branch 4, resulting in a 45% decrease in tonnes of ore mined and a 29% increase in mill grades in the second quarter of 2023 compared to the same period in 2022. Tasiast continued to focus on overall plant performance in the second quarter of 2023, with additional tie-ins and maintenance activities, as efforts continued in the ramp-up towards sustainable average throughput of 24,000 t/d. The higher mill grades and recovery drove increases in gold equivalent ounces produced and sold of 22% and 34% in the second quarter of 2023, respectively, compared to the same period in 2022. Gold equivalent ounces sold in the second quarter of 2023 were lower than production due to timing of sales.

In the second quarter of 2023, metal sales increased by 41% compared to the second quarter of 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 7% in the second quarter of 2023, compared to the same period in 2022, due to the increase in gold equivalent ounces sold, partially offset by lower operating waste mined. Depreciation, depletion and amortization increased by 4% in the second quarter of 2023, primarily due to the increase in gold equivalent ounces sold, partially offset by an increase in capitalized depreciation as a result of the increase in capital development.

First six months of 2023 vs. First six months of 2022

Mine sequencing at Tasiast involved an increase in capital stripping relating to West Branch 5 and a higher-grade section of West Branch 4, resulting in a 48% decrease in tonnes of ore mined and a 32% increase in mill grades in the first six months of 2023 compared to the same period in 2022. Tasiast had a planned plant shutdown in February 2023 for 24K project tie-ins and other maintenance, resulting in a 10% decrease in tonnes of ore processed in the first six months of 2023 compared to the first six months of 2022. The lower throughput due to the planned shutdown was largely offset by higher grades, resulting in increases in gold equivalent ounces produced and sold of 10% and 15%, respectively, in the first six months of 2023, compared to the same period in 2022.

Metal sales in the first six months of 2023 increased by 19%, compared to the first six months of 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales was comparable to the same period in 2022, due to the increase in gold equivalent ounces sold, offset by lower operating waste mined. Depreciation, depletion and amortization decreased by 8%, compared to the first six months of 2022, due to an increase in capitalized depreciation as a result of the increase in capital development, partially offset by the increase in gold equivalent ounces sold.

10

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Paracatu (100% ownership and operator) – Brazil

	Three months ended June 30,				Six months ended June 30,
	2023	2022	Change	% Change(a)	2023	2022	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	14,199	11,011	3,188	29%	22,255	17,176	5,079	30%
Tonnes processed (000's)	15,104	15,133	(29)	(0)%	30,234	28,778	1,456	5%
Grade (grams/tonne)	0.42	0.35	0.07	20%	0.40	0.34	0.06	18%
Recovery	80.1%	75.1%	5.0%	7%	79.3%	75.0%	4.3%	6%
Gold equivalent ounces:
Produced	164,243	129,423	34,820	27%	287,577	237,432	50,145	21%
Sold	163,889	133,472	30,417	23%	292,233	235,358	56,875	24%

Financial Data (in millions)
Metal sales	$322.9	$250.0	$72.9	29%	$565.5	$439.7	$125.8	29%
Production cost of sales	135.2	129.6	5.6	4%	253.2	236.2	17.0	7%
Depreciation, depletion and amortization	49.8	46.0	3.8	8%	90.2	85.6	4.6	5%
	137.9	74.4	63.5	85%	222.1	117.9	104.2	88%
Other operating expense	8.9	0.8	8.1	nm	9.8	1.9	7.9	nm
Exploration and business development	1.1	0.2	0.9	nm	2.0	0.5	1.5	nm
Segment operating earnings	$127.9	$73.4	$54.5	74%	$210.3	$115.5	$94.8	82%

(a)	“nm” means not meaningful.

Second quarter 2023 vs. Second quarter 2022

Planned mine sequencing at Paracatu, which involved less waste mined in the quarter, resulted in a 29% increase in tonnes of ore mined and a 20% increase in grade in the second quarter of 2023 compared to the second quarter of 2022. Gold equivalent ounces produced and sold increased by 27% and 23%, respectively, compared to the same period in 2022, primarily due to higher grades and recoveries.

Metal sales increased by 29% compared to the second quarter of 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 4% compared to the same period in 2022, largely due to inflationary pressures on consumables, contractors and maintenance costs, partially offset by lower fuel costs. Depreciation, depletion and amortization increased by 8%, compared to the same period in 2022, due to the increases in gold equivalent ounces sold and an increase in the depreciable asset base.

First six months of 2023 vs. First six months of 2022

Planned mine sequencing at Paracatu, which involved less waste mined in the first half of 2023, resulted in a 30% increase in tonnes of ore mined and a 18% increase in grade in the first six months of 2023 compared to the first six months of 2022. Tonnes of ore processed increased by 5% compared to the first six months of 2022, mainly due to an increase in mill availability and a decrease in ore hardness. The increases in throughput and grades, as well as higher recoveries resulted in an increase in gold equivalent ounces produced and sold of 21% and 24%, respectively, compared to the same period in 2022. Gold equivalent ounces sold in the in the first six months of 2023 were higher than production due to timing of sales.

Metal sales for the first six months of 2023 increased by 29% compared to the same period in 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. In the first six months of 2023, production cost of sales increased by 7%, compared to the same period in 2022, largely due to inflationary pressures on consumables and maintenance costs, partially offset by lower fuel costs. Depreciation, depletion and amortization increased by 5% in the first six months of 2023, compared to the same period in 2022, due to the increases in gold equivalent ounces sold and an increase in the depreciable asset base.

11

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

La Coipa (100% ownership and operator) – Chile

	Three months ended June 30,				Six months ended June 30,
	2023	2022	Change	% Change(b)	2023	2022	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	869	550	319	58%	1,617	724	893	123%
Tonnes processed (000's)	971	321	650	nm	1,662	379	1,283	nm
Grade (grams/tonne):
Gold	1.62	0.74	0.88	119%	1.64	0.69	0.95	138%
Silver	109.84	56.04	53.80	96%	116.46	51.90	64.56	124%
Recovery:
Gold	81.3%	68.7%	12.6%	18%	84.1%	69.9%	14.2%	20%
Silver	56.0%	42.7%	13.3%	31%	61.8%	41.4%	20.4%	49%
Gold equivalent ounces:(a)
Produced	66,744	7,414	59,330	nm	120,340	7,938	112,402	nm
Sold	67,378	7,099	60,279	nm	129,158	7,099	122,059	nm
Silver ounces:
Produced (000's)	1,998	219	1,779	nm	3,881	235	3,646	nm
Sold (000's)	2,025	214	1,811	nm	4,237	214	4,023	nm

Financial Data (in millions)
Metal sales	$132.0	$13.1	$118.9	nm	$249.8	$13.1	$236.7	nm
Production cost of sales	43.6	5.6	38.0	nm	88.5	5.6	82.9	nm
Depreciation, depletion and amortization	48.3	-	48.3	nm	84.7	-	84.7	nm
	40.1	7.5	32.6	nm	76.6	7.5	69.1	nm
Other operating expense (income)	0.2	(3.2)	3.4	106%	0.4	(7.5)	7.9	105%
Exploration and business development	3.4	0.6	2.8	nm	5.4	0.7	4.7	nm
Segment operating earnings	$36.5	$10.1	$26.4	nm	$70.8	$14.3	$56.5	nm

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2023 was 81.88:1 and 82.85:1, respectively (second quarter and first six months of 2022 – 82.76:1 and 80.36:1, respectively).
(b)	“nm” means not meaningful.

Second quarter and first six months 2023 vs. Second quarter and first six months 2022

Production at La Coipa began in February 2022 and continued to increase throughout 2022 as throughput continued to ramp up and as grades and recoveries increased. Mining in 2023 continues to focus on the Phase 7 and capital development of the Puren deposit. Tonnes of ore processed in the first six months of 2023 were impacted by a planned mill shutdown in February 2023 for maintenance work aimed at increasing reliability to sustain higher throughput levels. Gold equivalent ounces sold were higher than production in the second quarter and first six months of 2023 due to timing of sales.

The Company continues to focus on optimizing the plant and maintaining the outperformance on recovery, and production at La Coipa remains on plan for the year.

Exploration activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life through additional pushbacks at Phase 7 and the Puren pit, as well as other nearby pits.

12

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2023	2022	Change	% Change(c)	2023	2022	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	7,624	14,591	(6,967)	(48)%	15,036	28,334	(13,298)	(47)%
Tonnes processed (000's)(a)	8,912	15,045	(6,133)	(41)%	16,850	29,907	(13,057)	(44)%
Grade (grams/tonne)(b)	0.82	0.72	0.10	14%	0.80	0.69	0.11	16%
Recovery(b)	81.5%	80.8%	0.7%	1%	81.7%	80.4%	1.3%	2%
Gold equivalent ounces:
Produced	69,438	77,184	(7,746)	(10)%	134,825	131,987	2,838	2%
Sold	69,206	77,698	(8,492)	(11)%	134,610	130,511	4,099	3%

Financial Data (in millions)
Metal sales	$136.9	$145.4	$(8.5)	(6)%	$260.0	$243.5	$16.5	7%
Production cost of sales	79.3	92.6	(13.3)	(14)%	156.9	160.0	(3.1)	(2)%
Depreciation, depletion and amortization	22.1	26.1	(4.0)	(15)%	40.7	47.0	(6.3)	(13)%
	35.5	26.7	8.8	33%	62.4	36.5	25.9	71%
Other operating expense	0.2	-	0.2	nm	0.6	0.2	0.4	nm
Exploration and business development	3.9	1.8	2.1	117%	5.1	2.9	2.2	76%
Segment operating earnings	$31.4	$24.9	$6.5	26%	$56.7	$33.4	$23.3	70%

(a)	Includes 6,837,000 and 12,809,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2023, respectively (second quarter and first six months of 2022 - 12,785,000 and 25,795,000 tonnes, respectively).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.24 and 0.23 grams per tonne during the second quarter and first six months of 2023, respectively (second quarter and first six months of 2022 - 0.19 and 0.18 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	"nm" means not meaningful.

Second quarter 2023 vs. Second quarter 2022

Planned mine sequencing at Fort Knox included Phase 10 capital development and a decrease in ore placed on the Barnes Creek heap leach facility, resulting in a 48% decrease in tonnes of ore mined and a 41% decrease in tonnes of ore processed in the second quarter of 2023 compared to the second quarter of 2022. Planned mine sequencing also resulted in an increase in mill grades of 14%. Gold equivalent ounces produced and sold decreased by 10% and 11%, respectively, compared to the second quarter of 2022, primarily due to fewer tonnes placed on the heap leach pads, partially offset by the higher grade.

During the second quarter of 2023, metal sales decreased by 6% compared to the same period in 2022, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 14% compared to the second quarter of 2022, primarily due to the decrease in gold equivalent ounces sold, a decrease in operating waste mined and lower reagent and fuel costs. Depreciation, depletion, and amortization decreased by 15% in the second quarter of 2022 compared to the same period in 2022 due to the decrease in gold equivalent ounces sold and an increase in capitalized depreciation as a result of the increase in capital development.

First six months of 2023 vs. First six months of 2022

Planned mine sequencing at Fort Knox included the start of Phase 10 capital development and a decrease in ore placed on the Barnes Creek heap leach facility, resulting in a 47% decrease in tonnes of ore mined and a 44% decrease in tonnes of ore processed in the first six months of 2023 compared to the first six months of 2022. Planned mine sequencing also resulted in an increase in mill grades of 16%. Gold equivalent ounces produced and sold increased by 2% and 3%, respectively, compared to the first six months of 2022, primarily due to the increase in grades, partially offset by fewer tonnes placed on the heap leach pads.

Metal sales increased by 7% in the first six months of 2023, compared to the same period in 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales decreased by 2% in the first six months of 2023, compared to the same period in 2022, primarily due to the decrease in operating waste mined as well as lower reagents, partially offset by the increase in gold equivalent ounces sold. Depreciation, depletion, and amortization decreased by 13% in the first six months of 2023, compared to the same period in 2022, due to the increase in capitalized depreciation as a result of the increase in capital development, partially offset by the increase in gold equivalent ounces sold.

13

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Round Mountain (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2023	2022	Change	% Change(c)	2023	2022	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	10,496	6,702	3,794	57%	15,515	10,469	5,046	48%
Tonnes processed (000's)(a)	11,049	7,460	3,589	48%	16,294	11,597	4,697	41%
Grade (grams/tonne)(b)	0.67	0.67	-	0%	0.74	0.73	0.01	1%
Recovery(b)	76.3%	78.1%	(1.8)%	(2)%	77.4%	78.4%	(1.0)%	(1)%
Gold equivalent ounces:
Produced	57,446	56,709	737	1%	116,278	102,028	14,250	14%
Sold	57,412	51,455	5,957	12%	115,638	98,414	17,224	18%

Financial Data (in millions)
Metal sales	$114.4	$96.0	$18.4	19%	$223.5	$183.6	$39.9	22%
Production cost of sales	85.5	74.8	10.7	14%	182.0	127.1	54.9	43%
Depreciation, depletion and amortization	33.5	11.7	21.8	186%	68.1	23.8	44.3	186%
	(4.6)	9.5	(14.1)	(148)%	(26.6)	32.7	(59.3)	(181)%
Other operating expense	-	1.3	(1.3)	nm	1.7	1.7	-	0%
Exploration and business development	11.1	1.8	9.3	nm	16.1	2.1	14.0	nm
Segment operating (loss) earnings	$(15.7)	$6.4	$(22.1)	nm	$(44.4)	$28.9	$(73.3)	nm

(a)	Includes 10,028,000 and 14,395,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2023, respectively (second quarter and first six months of 2022 – 6,515,000 and 9,723,000 tonnes, respectively).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.35 and 0.38 grams per tonne during the second quarter and first six months of 2023 (second quarter and first six months of 2022 – 0.32 and 0.34 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	“nm” means not meaningful.

Second quarter 2023 vs Second quarter 2022

Tonnes of ore mined increased by 57% as a result of planned mine sequencing based on the optimization program completed in the third quarter of 2022. Tonnes of ore processed increased by 48%, compared to the second quarter of 2022, due to the increase in tonnes of ore mined and then placed on the heap leach pads. Gold equivalent ounces produced were comparable to the same period in 2022. Gold equivalent ounces sold were higher by 12% compared to the second quarter of 2022, due to timing of sales.

Metal sales increased by 19% in the second quarter of 2023 compared to the same period in 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 14% compared to the second quarter of 2022, primarily due to the increase in gold equivalent ounces sold and lower capital development. Depreciation, depletion and amortization increased from $11.7 million to $33.5 million in the second quarter of 2023 compared to the same period in 2022, due to the increase in gold equivalent ounces sold, decrease in mineral reserves at the end of 2022, and changes to the life-of-mine plan in the fourth quarter of 2022. These increases were partially offset by a decrease in the depreciable asset base as a result of the impairment charge recognized in the fourth quarter of 2022.

Exploration activities continued to focus primarily on progressing underground opportunities at Phase X. Construction of the exploration decline at Phase X started in the first quarter of 2023 and underground development is progressing to start definition drilling in early 2024. The Company is also advancing studies and permitting for a potential underground mine at Phase X in parallel with the underground development to advance our path to production.

First six months of 2023 vs. First six months of 2022

Tonnes of ore mined increased by 48% as a result of planned mine sequencing based on the optimization program completed in the third quarter of 2022. Tonnes of ore processed increased by 41%, compared to the second quarter of 2022 due to the increase in tonnes of ore mined and then placed on the heap leach pads. Gold equivalent ounces produced and sold increased by 14% and 18%, respectively, compared to the first six months of 2022, due to an increase in ounces recovered from the heap leach pads.

Metal sales increased by 22% in the first six months of 2023 compared to same period in 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 43% in the first six months of 2023 compared to same period 2022, primarily due to the increase in gold equivalent ounces sold, which included higher cost ounces from the heap leach pads that were impacted by inflationary pressures in the prior year, lower capital development and higher power, reagent and maintenance costs. Depreciation, depletion and amortization increased from $23.8 million to $68.1 million compared to the same period in 2022, due to the increase in gold equivalent ounces sold, decrease in mineral reserves at the end of 2022, and changes to the life-of-mine plan in the fourth quarter of 2022. These increases were partially offset by a decrease in the depreciable asset base as a result of the impairment charge recognized in the fourth quarter of 2022.

14

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Bald Mountain (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	4,142	4,945	(803)	(16)%	6,006	8,815	(2,809)	(32)%
Tonnes processed (000's)	4,119	4,945	(826)	(17)%	5,976	8,815	(2,839)	(32)%
Grade (grams/tonne)(a)	0.42	0.60	(0.18)	(30)%	0.44	0.61	(0.17)	(28)%
Gold equivalent ounces:
Produced	39,321	54,108	(14,787)	(27)%	73,149	90,179	(17,030)	(19)%
Sold	42,181	54,472	(12,291)	(23)%	89,464	95,489	(6,025)	(6)%

Financial Data (in millions)
Metal sales	$83.7	$102.3	$(18.6)	(18)%	$173.1	$178.8	$(5.7)	(3)%
Production cost of sales	54.5	54.5	-	-	112.5	94.8	17.7	19%
Depreciation, depletion and amortization	25.6	38.4	(12.8)	(33)%	59.5	73.5	(14.0)	(19)%
	3.6	9.4	(5.8)	(62)%	1.1	10.5	(9.4)	(90)%
Other operating expense	0.3	0.3	-	-	0.9	0.8	0.1	13%
Exploration and business development	0.4	1.3	(0.9)	(69)%	0.7	2.6	(1.9)	(73)%
Segment operating earnings (loss)	$2.9	$7.8	$(4.9)	(63)%	$(0.5)	$7.1	$(7.6)	(107)%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

Second quarter 2023 vs. Second quarter 2022

Planned mine sequencing at Bald Mountain resulted in a 16% and 17% decrease in tonnes of ore mined and processed, respectively, as well as a decrease in grades of 30% in the second quarter of 2023 compared to the second quarter of 2022. Gold equivalent ounces produced and sold decreased by 27% and 23%, respectively, compared to the second quarter of 2022 due to fewer tonnes placed on the heap leach pads and lower grades. Gold equivalent ounces sold were higher than production due to timing of sales.

In the second quarter of 2023, metal sales decreased by 18% compared to the same period in 2022, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales were comparable to the same period in 2022 as the decrease in gold equivalent ounces sold was offset by higher contractor, reagent, and maintenance costs. Depreciation, depletion and amortization decreased by 33% compared to the second quarter of 2022, due to the decrease in gold equivalent ounces sold and an increase in capitalized depreciation as a result of the increase in capital development.

First six months of 2023 vs. First six months of 2022

Planned mine sequencing at Bald Mountain and the impacts of extremely harsh winter conditions in northern Nevada resulted in a 32% decrease in tonnes of ore mined and processed in the first six months of 2023 compared to the first six months of 2022. Planned mine sequencing also resulted in a decrease in grades of 28%. Gold equivalent ounces produced and sold decreased by 19% and 6%, respectively, compared to the first six months of 2022 due to fewer tonnes placed on the heap leach pads and lower grades. Gold equivalent ounces sold were higher than production due to timing of sales.

In the first six months of 2023, metal sales decreased by 3% compared to the same period in 2022, due to the decreases in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales in the first six months of 2023 increased by 19% compared to the same period in 2022, due to higher cost ounces on the heap leach pads that were impacted by inflationary pressures in the prior year, and higher contractor, reagent and maintenance costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 19% compared to the first six months of 2022, due to the decrease in gold equivalent ounces sold and an increase in capitalized depreciation as a result of the increase in capital development.

15

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Discontinued operations

Russian operations (100% ownership and operator) – Russian Federation

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million was received during the second quarter of 2023. The Company’s Russian operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022.

Chirano (90% ownership and operator) – Ghana

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the remaining cash consideration is receivable, with $55.0 million due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company’s Chirano operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the receivable was due in the second quarter of 2023 with interest, at a rate of prime plus 5%, accruing until payment is received. In addition, the Company received 5.0 million Asante warrants, valued at $2.5 million, on closing of the amended agreement. As at June 30, 2023, the Company has received $5.0 million in respect of the deferred payment consideration. The total deferred consideration is secured through pledges by Asante of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

Exploration and Business Development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change	2023	2022	Change	% Change
Exploration and business development	$49.3	$39.9	$9.4	24%	$83.3	$63.3	$20.0	32%

Included in total exploration and business development expense are expenditures on exploration and technical evaluations totaling $43.8 million and $72.0 million in the second quarter and first six months of 2023, respectively. This is an increase compared to the $35.3 million and $53.6 million in the second quarter and first six months of 2022, respectively, with the increase primarily as a result of spending at Great Bear and Round Mountain Phase X. Capitalized exploration expenses, including capitalized evaluation expenditures and capitalized interest, totaled $22.5 million and $38.0 million for the second quarter and first six months of 2023, respectively, compared to $10.9 million and $19.0 million for the second quarter and first six months of 2022, respectively.

Kinross was active on 9 mine sites, near-mine and greenfield initiatives with a total of 78,607 metres and 144,875 metres drilled in the second quarter and first six months of 2023, respectively. In the second quarter and first six months of 2022, Kinross was active on 8 and 11 mine sites, near-mine and greenfield initiatives, respectively, with a total of 27,890 metres and 46,226 metres drilled, respectively.

General and Administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change	2023	2022	Change	% Change
General and administrative	$32.0	$30.0	$2.0	7%	$56.4	$60.2	$(3.8)	(6)%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, U.S., Brazil, Chile, the Netherlands, and Spain.

16

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Other (Expense) Income – Net

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change(a)	2023	2022	Change	% Change(a)
Foreign exchange losses - net	$(10.1)	$(1.7)	$(8.4)	nm	$(6.3)	$(5.8)	$(0.5)	(9)%
(Loss) gain on disposition of assets and other - net	(0.3)	2.4	(2.7)	(113)%	0.3	(0.2)	0.5	nm
Other (expense) income - net	$(10.4)	$0.7	$(11.1)	nm	$(6.0)	$(6.0)	$-	0%

(a)	"nm" means not meaningful.

Other (expense) income - net was an expense of $10.4 million and $6.0 million in the second quarter and first six months of 2023, respectively, compared to income of $0.7 million and an expense of $6.0 million in the same periods in 2022. Changes are primarily due to foreign exchange losses resulting from the appreciation of various foreign currencies and their resulting impact on foreign denominated expenditures.

Finance Expense

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change	2023	2022	Change	% Change
Accretion of reclamation and remediation obligations	$11.6	$6.2	$5.4	87%	$20.7	$10.2	$10.5	103%
Interest expense, including accretion of lease liabilities	14.4	17.3	(2.9)	(17)%	32.8	34.5	(1.7)	(5)%
Finance expense	$26.0	$23.5	$2.5	11%	$53.5	$44.7	$8.8	20%

Accretion of reclamation and remediation obligations in the second quarter and first six months of 2023 increased by $5.4 million and $10.5 million, respectively, compared to the same periods in 2022, as a result of increases in the discount rates for the Company’s reclamation and remediation obligations.

Interest expense in the second quarter and first six months of 2023 decreased by $2.9 million and $1.7 million, respectively, compared to the same periods in 2022. Interest capitalized in the second quarter and first six months of 2023 increased to $27.6 million, and $50.9 million, respectively, compared to $14.0 million and $24.0 million in the second quarter and first six months of 2022.

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania.

The Company recorded an income tax expense from continuing operations of $62.0 million in the second quarter of 2023 (second quarter of 2022 – $52.7 million), including a $18.5 million deferred tax recovery (second quarter of 2022 – $4.2 million of deferred tax expense), mainly resulting from the foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. Kinross' combined federal and provincial statutory tax rate for the second quarters of both 2023 and 2022 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with International Financial Reporting Standards (“IFRS”).

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

17

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change(c)	2023	2022	Change	% Change(c)
Cash Flow:(a)
Of continuing operations provided from operating activities	$528.6	$257.1	$271.5	106%	$787.6	$355.0	$432.6	122%
Of discontinued operations (used in) provided from operating activities	-	(49.2)	49.2	nm	-	49.2	(49.2)	nm
Of continuing operations used in investing activities	(294.4)	(171.0)	(123.4)	nm	(536.7)	(1,324.3)	787.6	nm
Of discontinued operations provided from investing activities	40.0	269.9	(229.9)	(85)%	45.0	252.9	(207.9)	(82)%
Of continuing operations (used in) provided from financing activities	(267.7)	(162.7)	(105.0)	nm	(237.0)	871.8	(1,108.8)	(127)%
Of discontinued operations used in financing activities	-	-	-	nm	-	-	-	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.9	(0.4)	1.3	nm	1.4	(0.4)	1.8	nm
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	5.7	(5.7)	nm	-	1.9	(1.9)	nm
Increase in cash and cash equivalents	7.4	149.4	(142.0)	(95)%	60.3	206.1	(145.8)	(71)%
Cash and cash equivalents, beginning of period	471.0	454.2	16.8	4%	418.1	531.5	(113.4)	(21)%
Cash and cash equivalents of assets held for sale, beginning of period	-	134.0	(134.0)	nm	-	-	-	nm
Reclassified to assets held for sale(b)	-	(18.5)	18.5	nm	-	(18.5)	18.5	nm
Cash and cash equivalents, end of period	$478.4	$719.1	$(240.7)	(33)%	$478.4	$719.1	$(240.7)	(33)%

(a)	Results for the three and six months ended June 30, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(b)	As at June 30, 2022, cash and cash equivalents of the Company’s Chirano operations were classified to assets held for sale.
(c)	“nm” means not meaningful.

In the second quarter and first six months of 2023, cash and cash equivalent balances increased by $7.4 million and $60.3 million, respectively, compared to increases of $149.4 million and $206.1 million in the second quarter and first six months of 2022, respectively. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Second quarter 2023 vs. Second quarter 2022

Net cash flow of continuing operations provided from operating activities increased by $271.5 million compared to the second quarter of 2022, mainly due to the increase in margins and favourable working capital movements.

First six months of 2023 vs. First six months of 2022

In the first six months of 2023, net cash flow of continuing operations provided from operating activities increased by $432.6 million compared to the same period in 2022, mainly due to the increase in margins, favourable working capital movements and a decrease in income taxes paid.

Investing Activities

Second quarter 2023 vs. Second quarter 2022

Net cash flow of continuing operations used in investing activities was $294.4 million in the second quarter of 2023 compared to $171.0 million in the second quarter of 2022.

In the second quarter of 2023, cash was primarily used for capital expenditures of $281.9 million (second quarter of 2022 – $149.4 million). Interest paid capitalized to property, plant and equipment was $8.5 million in the second quarter of 2023 compared to $5.6 million in the same period in 2022.

18

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

First six months of 2023 vs. First six months of 2022

Net cash flow of continuing operations used in investing activities was $536.7 million in the first six months of 2023 compared to $1,324.3 million in the first six months of 2022.

In the first six months of 2023, the primary uses of cash were for capital expenditures of $503.1 million. In the first six months of 2022, the primary uses of cash were for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $250.1 million. Interest paid capitalized to property, plant and equipment was $46.8 million in the first six months of 2023 compared to $16.2 million in the same period in 2022.

The following table presents a breakdown of capital expenditures(a) from continuing operations(b) on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2023	2022	Change	% Change(d)	2023	2022	Change	% Change(d)
Operating segments
Tasiast	$81.9	$24.3	$57.6	nm	$146.5	$43.7	$102.8	nm
Paracatu	39.7	31.2	8.5	27%	67.5	47.2	20.3	43%
La Coipa	23.3	39.0	(15.7)	(40)%	48.7	74.8	(26.1)	(35)%
Fort Knox	58.2	13.1	45.1	nm	97.3	16.0	81.3	nm
Round Mountain	10.5	20.6	(10.1)	(49)%	17.9	36.6	(18.7)	(51)%
Bald Mountain	31.4	16.2	15.2	94%	56.6	22.0	34.6	157%
Non-operating segments
Great Bear	4.0	-	4.0	nm	5.5	-	5.5	nm
Corporate and other(c)	32.9	5.0	27.9	nm	63.1	9.8	53.3	nm
Total	$281.9	$149.4	$132.5	89%	$503.1	$250.1	$253.0	101%

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)	Results for the three and six months ended June 30, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(c)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project and Maricunga).
(d)	“nm” means not meaningful.

In the second quarter and first six months of 2023, capital expenditures increased by $132.5 million and $253.0 million, respectively, compared to the same periods in 2022, primarily due to an increase in capital stripping at Tasiast, Fort Knox and Bald Mountain and increased expenditures for development activities at the Manh Choh project.

Financing Activities

Second quarter 2023 vs. Second quarter 2022

Net cash flow of continuing operations used in financing activities was $267.7 million in the second quarter of 2023 compared with $162.7 million in the second quarter of 2022.

In the second quarter of 2023, net cash flow of continuing operations used in financing activities included total debt repayments of $220.0 million and dividends paid to common shareholders of $36.9 million. In the second quarter of 2022, net cash flow of continuing operations used in financing activities included total debt repayments of $120.0 million and dividends paid to common shareholders of $39.0 million.

First six months of 2023 vs. First six months of 2022

Net cash flow of continuing operations used in financing activities was $237.0 million in the first six months of 2023 compared with net cash flow provided from financing activities of $871.8 million in the first six months of 2022.

In the first six months of 2023, net cash flow of continuing operations used in financing activities included net debt repayments of $120.0 million, dividends paid to common shareholders of $73.7 million and interest paid of $26.5 million. In the first six months of 2022, net cash flow of continuing operations provided from financing activities included proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear, offset by total debt repayments of $120.0 million, dividends paid to common shareholders of $77.9 million and interest paid of $25.6 million.

19

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Balance Sheets

	As at,
	June 30,	December 31,
(in millions)	2023	2022
Cash and cash equivalents	$478.4	$418.1
Current assets	$1,939.0	$1,852.6
Total assets	$10,546.7	$10,396.4
Current liabilities, including current portion of long-term debt	$1,232.9	$751.5
Total debt and credit facilities, including current portion	$2,475.4	$2,592.9
Total liabilities	$4,456.5	$4,514.2
Common shareholders' equity	$5,997.8	$5,823.7
Non-controlling interests	$92.4	$58.5

As at June 30, 2023, Kinross had cash and cash equivalents of $478.4 million, an increase of $60.3 million from the balance as at December 31, 2022. The increase is primarily due to cash flow provided from operating activities of $787.6 million, partially offset by additions to property, plant and equipment of $503.1 million, net debt repayments of $120.0 million, dividends paid to common shareholders of $73.7 million and total interest paid of $73.3 million. Current assets increased by $86.4 million to $1,939.0 million mainly due to increases in inventories and cash and cash equivalents, partially offset by a decrease in accounts receivable and other assets. Total assets increased by $150.3 million to $10,546.7 million, mainly due to the increase in current assets, as described above, and an increase in property, plant and equipment. Current liabilities increased by $481.4 million to $1,232.9 million, primarily due to the reclassification of the $500.0 million senior notes due in March 2024 to current, partially offset by decreases in current income tax payable. Total liabilities decreased by $57.7 million to $4,456.5 million, mainly due to net debt repayments of $120.0 million in the first six months of 2023 and an increase in provisions, partially offset by the decrease in current income tax payable.

As of August 1, 2023, there were 1,227.6 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.0 million share purchase options outstanding under its share option plan.

On August 2, 2023, the Board of Directors declared a dividend of $0.03 per common share payable on September 8, 2023 to shareholders of record on August 24, 2023.

Financings and Credit Facilities

Total debt of $2,475.4 million as at June 30, 2023 consists of $1,244.0 million related to the senior notes, $100.0 million related to the revolving credit facility, $998.7 million related to the term loan and $132.7 million related to the Tasiast loan. The current portion of this debt relates to the $500.0 million senior notes due in March 2024, which the Company expects to redeem on August 10, 2023, and the semi-annual principal repayments on the Tasiast loan totaling $32.0 million due in the next 12 months.

Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in March 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

On July 5, 2023, the Company completed a $500.0 million offering of debt securities consisting of 6.250% senior notes due in 2033. On July 11, 2023, the Company announced that it will redeem all outstanding 5.950% senior notes due March 15, 2024 on August 10, 2023 which have an aggregate principal amount of $500.0 million outstanding. These notes will be redeemed at a redemption price determined in accordance with the terms of the notes and will include accrued and unpaid interest to, but not including, the redemption date.

Revolving credit facility and term loan

As at June 30, 2023, the Company had utilized $106.7 million (December 31, 2022 - $206.7 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit. The revolving credit facility matures on August 4, 2027. During the second quarter of 2023, the Company repaid $200.0 million of the outstanding balance on the revolving credit facility.

20

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2023, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at June 30, 2023.

Tasiast loan

The asset recourse loan matures in December 2027, has a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in each of June and December for the term of the loan. The Company made $20.0 million of scheduled principal payments during the second quarter of 2023, resulting in a balance of $140.0 million as at June 30, 2023.

As at June 30, 2023, the Company held $25.0 million (December 31, 2022 - $27.8 million) in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets.

Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2024. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2023, $230.7 million (December 31, 2022 - $230.4 million) was utilized under this facility.

In addition, at June 30, 2023, the Company had $307.8 million (December 31, 2022 - $267.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.80%.

As at June 30, 2023, $362.6 million (December 31, 2022 - $318.0 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur average fees of 0.55%.

The following table outlines the credit facility utilizations and availabilities:

	As at,
	June 30,	December 31,
(in millions)	2023	2022
Utilization of revolving credit facility	$(106.7)	$(206.7)
Utilization of EDC facility	(230.7)	(230.4)
Borrowings	$(337.4)	$(437.1)

Available under revolving credit facility	$1,393.3	$1,293.3
Available under EDC credit facility	69.3	69.6
Available credit	$1,462.6	$1,362.9

Liquidity Outlook

As at June 30, 2023, debt repayments due in the next 12 months include the $500.0 million 5.950% senior notes and $32.0 million related to the Tasiast loan. On August 10, 2023, the Company expects to redeem all the outstanding $500.0 million 5.950% senior notes using the net proceeds received from the $500.0 million debt offering completed on July 5, 2023.

21

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

We believe that the Company’s existing cash and cash equivalents balance of $478.4 million, available credit of $1,462.6 million, expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) and proceeds from the debt offering received subsequent to the quarter will be sufficient to fund operations, our forecast exploration and capital expenditures (noted in Section 3 - Outlook), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any debt repayments and capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company has discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at June 30, 2023 and their respective maturities:

Foreign currency	2023	2024	2025
Brazilian real zero cost collars (in millions of U.S. dollars)	$67.2	$27.6	$-
Average put strike (Brazilian real)	5.11	5.55	-
Average call strike (Brazilian real)	6.98	9.01	-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$54.3	$-	$-
Average rate (Canadian dollar)	1.35	-	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$35.7	$-	$-
Average put strike (Chilean peso)	808	-	-
Average call strike (Chilean peso)	987	-	-
Energy
WTI oil swap contracts (barrels)	510,600	546,000	205,200
Average price	$56.05	$68.89	$63.50

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At June 30, 2023, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at June 30, 2023 or December 31, 2022.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,
	June 30,	December 31,
(in millions)	2023	2022
Asset (liability)
Foreign currency forward and collar contracts	$9.6	$2.8
Energy swap contracts	7.4	21.5
Other contracts	2.0	1.9
	$19.0	$26.2

22

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

23

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process is underway and continuing.

Kinross Brasil Mineração S.A. (“KBM”)

On February 27, 2023, the State Public Attorney (“SPA”) in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities (“TSFs”), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court’s Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. The case remains pending before the Lower Court, but all proceedings have been stayed at the request of the parties to allow them to discuss potential resolution of the matter. If the case is not resolved amicably, KBM intends to continue its vigorous defense against the SPA’s claims.

24

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Guarantor summarized financial information

The obligations of the Company under the senior notes were guaranteed at June 30, 2023 by the following 100% owned and consolidated subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd, and Compania Minera Mantos de Oro. Compania Minera Mantos de Oro was added as a guarantor during the three and six months ended June 30, 2023. Comparative information has been retrospectively adjusted with Compania Minera Mantos de Oro included as a guarantor. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation’s or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information. As a result of the divestitures of the Company’s Russian and Chirano operations, the related equity in the earnings (losses) of and other gains from, non-guarantor subsidiaries has been split out between non-guarantor continuing and discontinued subsidiaries for the current year and comparative period.

Summarized combined statements of operations information

	Six months ended	Year ended
(in millions)	June 30, 2023	December 31, 2022
Revenue	$1,474.2	$2,520.4
Cost of sales	1,145.4	2,336.8
Gross profit	328.8	183.6
Operating earnings (loss)	202.9	(55.2)
Net earnings (loss) before equity in the earnings (losses) of, and other gains from, non-guarantor subsidiaries	131.3	(195.4)
Equity in the earnings of, and other gains from, non-guarantor continuing subsidiaries	109.9	120.8
Equity in the earnings (losses) of, and other gains from, non-guarantor discontinued subsidiaries	-	(530.6)
Net earnings (loss)	241.2	(605.2)
Net earnings (loss) attributable to common shareholders	$241.2	$(605.2)

Summarized combined balance sheet information

	As at
(in millions)	June 30, 2023	December 31, 2022
Current assets	$1,217.4	$1,179.1
Current assets – with non-guarantor subsidiaries	1,774.8	1,802.6
Non-current assets	5,666.7	5,684.9
Non-current assets – with non-guarantor subsidiaries	2,830.2	2,842.7
Current liabilities	999.7	531.5
Current liabilities – with non-guarantor subsidiaries	584.5	584.3
Non-current liabilities	2,827.3	3,388.7
Non-current liabilities – with non-guarantor subsidiaries	1,079.8	1,181.1

25

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

7.	SUMMARY OF QUARTERLY INFORMATION

	2023		2022				2021(a)
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$1,092.3	$929.3	$1,076.2	$856.5	$821.5	$700.9	$614.9	$582.4
Net earnings (loss) from continuing operations attributable to common shareholders	$151.0	$90.2	$(106.0)	$65.9	$(9.3)	$81.3	$(66.2)	$(72.9)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.12	$0.07	$(0.08)	$0.05	$(0.01)	$0.06	$(0.05)	$(0.06)
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.12	$0.07	$(0.08)	$0.05	$(0.01)	$0.06	$(0.05)	$(0.06)
Net (loss) earnings from discontinued operations attributable to common shareholders	$-	$-	$-	$(1.0)	$(31.0)	$(605.1)	$63.5	$28.0
Net earnings (loss) attributable to common shareholders	$151.0	$90.2	$(106.0)	$64.9	$(40.3)	$(523.8)	$(2.7)	$(44.9)
Basic earnings (loss) per share attributable to common shareholders	$0.12	$0.07	$(0.08)	$0.05	$(0.03)	$(0.41)	$-	$(0.04)
Diluted earnings (loss) per share attributable to common shareholders	$0.12	$0.07	$(0.08)	$0.05	$(0.03)	$(0.41)	$-	$(0.04)
Net cash flow of continuing operations provided from operating activities	$528.6	$259.0	$474.3	$173.2	$257.1	$97.9	$148.0	$140.3

(a)	The quarterly results were updated retrospectively to reflect the impact of Chirano and Russian discontinued operations.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. The comparative quarterly results have been updated retrospectively to reflect the impact of the classification of the Russian and Chirano operations as discontinued.

During the second quarter of 2023, revenue from continuing operations was $1,092.3 million on sales of 552,969 total gold equivalent ounces from continuing operations compared to $821.5 million on sales of 439,078 total gold equivalent ounces from continuing operations during the second quarter of 2022. The average gold price realized in the second quarter of 2023 was $1,976 per ounce compared to $1,872 per ounce in the second quarter of 2022.

Production cost of sales from continuing operations in the second quarter of 2023 increased by 10% compared to the second quarter of 2022, largely as a result of the restart and ramp up of production at La Coipa.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as reversals of impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow of continuing operations provided from operating activities increased to $528.6 million in the second quarter of 2023 from $257.1 million in the second quarter of 2022, mainly due to the increase in margins and favourable working capital movements.

In the fourth quarter of 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the life-of-mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the life-of-mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. In the fourth quarter of 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million.

26

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2023, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022, except for the adoption of amendments to IAS 1 “Presentation of Financial Statements”, IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and 12 “Income Taxes” as disclosed in Note 3 of the Company’s interim financial statements for this interim period.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2022 and for additional information please refer to the Annual Information Form for the year ended December 31, 2022, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

27

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2023	2022	2023	2022
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$151.0	$(9.3)	$241.2	$72.0
Adjusting items:
Foreign exchange losses	10.1	1.7	6.3	5.8
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(18.5)	4.2	(31.7)	(11.5)
Taxes in respect of prior periods	16.6	5.1	28.6	10.8
Reclamation expense	-	33.7	4.0	23.9
Other(a)	11.6	1.0	10.4	4.5
Tax effects of the above adjustments	(3.2)	1.0	(3.6)	0.7
	16.6	46.7	14.0	34.2
Adjusted net earnings from continuing operations attributable to common shareholders	$167.6	$37.4	$255.2	$106.2
Weighted average number of common shares outstanding - Basic	1,227.6	1,299.2	1,226.3	1,282.0
Adjusted net earnings from continuing operations per share	$0.14	$0.03	$0.21	$0.08
Basic earnings (loss) from continuing operations per share attributable to common shareholders - as reported	$0.12	$(0.01)	$0.20	$0.06

(a)	Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges and the sale of assets, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

28

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Free Cash Flow from Continuing Operations

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2023	2022	2023	2022
Net cash flow of continuing operations provided from operating activities - as reported	$528.6	$257.1	$787.6	$355.0
Less: Additions to property, plant and equipment	(281.9)	(149.4)	(503.1)	(250.1)
Free cash flow from continuing operations	$246.7	$107.7	$284.5	$104.9

Adjusted Operating Cash Flow from Continuing Operations

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2023	2022	2023	2022
Net cash flow of continuing operations provided from operating activities - as reported	$528.6	$257.1	$787.6	$355.0
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(42.2)	(14.3)	(87.6)	(62.6)
Inventories	39.9	63.1	83.1	152.4
Accounts payable and other liabilities, including income taxes paid	(67.2)	(54.0)	8.8	56.2
Total working capital changes	(69.5)	(5.2)	4.3	146.0
Adjusted operating cash flow from continuing operations	$459.1	$251.9	$791.9	$501.0

Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$497.9	$450.8	$981.8	$813.9
Less: silver revenue(a)	(53.3)	(9.0)	(108.2)	(13.4)
Production cost of sales from continuing operations net of silver by-product revenue	$444.6	$441.8	$873.6	$800.5
Gold ounces sold from continuing operations	525,921	434,086	987,617	805,421
Total gold equivalent ounces sold from continuing operations	552,969	439,078	1,043,299	812,806
Production cost of sales from continuing operations per equivalent ounce sold(b)	$900	$1,027	$941	$1,001
Production cost of sales from continuing operations per ounce sold on a by-product basis	$845	$1,018	$885	$994

See page 33 of this MD&A for details of the footnotes referenced within the table above.

29

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$497.9	$450.8	$981.8	$813.9
Less: silver revenue from continuing operations(a)	(53.3)	(9.0)	(108.2)	(13.4)
Production cost of sales from continuing operations net of silver by-product revenue	$444.6	$441.8	$873.6	$800.5
Adjusting items:
General and administrative(d)	32.0	30.0	56.4	60.2
Other operating expense - sustaining(e)	5.0	6.2	11.5	11.8
Reclamation and remediation - sustaining(f)	18.3	10.0	32.6	17.8
Exploration and business development - sustaining(g)	9.5	8.6	16.1	15.5
Additions to property, plant and equipment - sustaining(h)	148.6	77.6	245.1	118.7
Lease payments - sustaining(i)	5.5	5.5	20.7	10.7
All-in Sustaining Cost on a by-product basis	$663.5	$579.7	$1,256.0	$1,035.2
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	10.0	8.9	18.7	21.1
Reclamation and remediation - non-sustaining(f)	2.4	2.1	4.3	3.3
Exploration and business development - non-sustaining(g)	39.7	31.1	67.3	47.6
Additions to property, plant and equipment - non-sustaining(h)	123.7	70.9	239.8	129.6
Lease payments - non-sustaining(i)	0.1	0.2	0.4	0.4
All-in Cost on a by-product basis - attributable(c)	$839.4	$692.9	$1,586.5	$1,237.2
Gold ounces sold from continuing operations	525,921	434,086	987,617	805,421
Production cost of sales from continuing operations per equivalent ounce sold(b)	$900	$1,027	$941	$1,001
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,262	$1,335	$1,272	$1,285
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,596	$1,596	$1,606	$1,536

See page 33 of this MD&A for details of the footnotes referenced within the table above.

30

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2023	2022	2023	2022
Production cost of sales from continuing operations - as reported	$497.9	$450.8	$981.8	$813.9
Adjusting items:
General and administrative(d)	32.0	30.0	56.4	60.2
Other operating expense - sustaining(e)	5.0	6.2	11.5	11.8
Reclamation and remediation - sustaining(f)	18.3	10.0	32.6	17.8
Exploration and business development- sustaining(g)	9.5	8.6	16.1	15.5
Additions to property, plant and equipment - sustaining(h)	148.6	77.6	245.1	118.7
Lease payments - sustaining(i)	5.5	5.5	20.7	10.7
All-in Sustaining Cost	$716.8	$588.7	$1,364.2	$1,048.6
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	10.0	8.9	18.7	21.1
Reclamation and remediation - non-sustaining(f)	2.4	2.1	4.3	3.3
Exploration and business development - non-sustaining(g)	39.7	31.1	67.3	47.6
Additions to property, plant and equipment - non-sustaining(h)	123.7	70.9	239.8	129.6
Lease payments - non-sustaining(i)	0.1	0.2	0.4	0.4
All-in Cost - attributable(c)	$892.7	$701.9	$1,694.7	$1,250.6
Gold equivalent ounces sold from continuing operations	552,969	439,078	1,043,299	812,806
Production cost of sales from continuing operations per equivalent ounce sold(b)	$900	$1,027	$941	$1,001
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,296	$1,341	$1,308	$1,290
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,614	$1,599	$1,624	$1,539

See page 33 of this MD&A for details of the footnotes referenced within the table above.

31

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Capital Expenditures From Continuing Operations

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Three months ended June 30, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)(a)	Total USA	Other	Total
Sustaining capital expenditures	$9.1	$39.7	$19.9	$52.1	$10.5	$16.5	$-	$79.1	$0.8	$148.6
Non-sustaining capital expenditures	72.8	-	3.4	6.1	-	14.9	32.1	53.1	4.0	133.3
Additions to property, plant and equipment - per cash flow	$81.9	$39.7	$23.3	$58.2	$10.5	$31.4	$32.1	$132.2	$4.8	$281.9

Three months ended June 30, 2022:
Sustaining capital expenditures	$6.8	$31.2	$1.6	$12.1	$20.5	$5.1	$-	$37.7	$-	$77.3
Non-sustaining capital expenditures	17.5	-	37.4	1.0	0.1	11.1	3.2	15.4	1.8	72.1
Additions to property, plant and equipment - per cash flow	$24.3	$31.2	$39.0	$13.1	$20.6	$16.2	$3.2	$53.1	$1.8	$149.4

Six months ended June 30, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)(a)	Total USA	Other	Total
Sustaining capital expenditures	$23.7	$67.5	$21.5	$90.7	$17.9	$22.6	$-	$131.2	$1.2	$245.1
Non-sustaining capital expenditures	122.8	-	27.2	6.6	-	34.0	60.8	101.4	6.6	258.0
Additions to property, plant and equipment - per cash flow	$146.5	$67.5	$48.7	$97.3	$17.9	$56.6	$60.8	$232.6	$7.8	$503.1

Six months ended June 30, 2022:
Sustaining capital expenditures	$10.9	$47.2	$2.3	$13.8	$36.5	$7.8	$-	$58.1	$0.2	$118.7
Non-sustaining capital expenditures	32.8	-	72.5	2.2	0.1	14.2	6.1	22.6	3.5	131.4
Additions to property, plant and equipment - per cash flow	$43.7	$47.2	$74.8	$16.0	$36.6	$22.0	$6.1	$80.7	$3.7	$250.1

(a)	Represents 100% of capital expenditures, of which 70% is Kinross’ share.

32

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(h)	“Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 32 of this MD&A. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.
(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

33

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, “Other Developments” and “Liquidity Outlook” and include, without limitation, statements with respect to as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends or share repurchases; identification of additional resources and reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company’s ESG or Climate Change strategy; the schedules and budgets for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project, the Tasiast 24k project, Manh Choh and the Tasiast solar project; the Company’s liquidity outlook, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “poised”, “potential”, “priority”, “prospect”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2022, and the Annual Information Form dated March 31, 2023 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and preliminary economic assessments, pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained share repurchases and dividend payments; (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations; (20) the Company’s estimates regarding the timing of completion of the Tasiast 24k project; and (21) that deferred payments in respect of the Ghana divestiture will be paid and, in the event any deferred payment is not paid, the applicable security package will be realized and enforceable in a manner consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

34

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2023

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold3.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

 3 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

35

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2023	2022
Assets
Current assets
Cash and cash equivalents	Note 6	$478.4	$418.1
Restricted cash	Note 6	8.7	10.1
Accounts receivable and other assets	Note 6	240.2	318.2
Current income tax recoverable		5.5	8.5
Inventories	Note 6	1,189.3	1,072.2
Unrealized fair value of derivative assets	Note 7	16.9	25.5
		1,939.0	1,852.6
Non-current assets
Property, plant and equipment	Note 6	7,815.4	7,741.4
Long-term investments	Note 6	89.4	116.9
Other long-term assets	Note 6	696.4	680.9
Deferred tax assets		6.5	4.6
Total assets		$10,546.7	$10,396.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$556.4	$550.0
Current income tax payable		71.8	89.4
Current portion of long-term debt and credit facilities	Note 8	531.5	36.0
Current portion of provisions	Note 9	53.4	50.8
Other current liabilities	Note 6	19.8	25.3
		1,232.9	751.5
Non-current liabilities
Long-term debt and credit facilities	Note 8	1,943.9	2,556.9
Provisions	Note 9	806.1	755.9
Long-term lease liabilities		19.5	23.1
Other long-term liabilities		133.3	125.3
Deferred tax liabilities		320.8	301.5
Total liabilities		$4,456.5	$4,514.2

Equity
Common shareholders' equity
Common share capital	Note 10	$4,480.2	$4,449.5
Contributed surplus		10,643.1	10,667.5
Accumulated deficit		(9,084.1)	(9,251.6)
Accumulated other comprehensive income (loss)	Note 6	(41.4)	(41.7)
Total common shareholders' equity		5,997.8	5,823.7
Non-controlling interests		92.4	58.5
Total equity		$6,090.2	$5,882.2
Commitments and contingencies	Note 14
Subsequent events	Notes 8 and 10
Total liabilities and equity		$10,546.7	$10,396.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,227,579,280	1,221,891,341

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Operations

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2023	2022	2023	2022
Revenue
Metal sales		$1,092.3	$821.5	$2,021.6	$1,522.4

Cost of sales
Production cost of sales		497.9	450.8	981.8	813.9
Depreciation, depletion and amortization		239.3	180.5	451.2	347.0
Total cost of sales		737.2	631.3	1,433.0	1,160.9
Gross profit		355.1	190.2	588.6	361.5
Other operating expense		36.0	56.3	67.2	71.5
Exploration and business development		49.3	39.9	83.3	63.3
General and administrative		32.0	30.0	56.4	60.2
Operating earnings		237.8	64.0	381.7	166.5
Other (expense) income - net	Note 6	(10.4)	0.7	(6.0)	(6.0)
Finance income		11.5	2.0	20.9	4.2
Finance expense	Note 6	(26.0)	(23.5)	(53.5)	(44.7)
Earnings from continuing operations before tax		212.9	43.2	343.1	120.0
Income tax expense - net		(62.0)	(52.7)	(101.8)	(48.2)
Earnings (loss) from continuing operations after tax		150.9	(9.5)	241.3	71.8
Loss from discontinued operations after tax	Note 5	-	(30.3)	-	(635.5)
Net earnings (loss)		$150.9	$(39.8)	$241.3	$(563.7)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests		$(0.1)	$(0.2)	$0.1	$(0.2)
Common shareholders		$151.0	$(9.3)	$241.2	$72.0
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests		$-	$0.7	$-	$0.6
Common shareholders		$-	$(31.0)	$-	$(636.1)
Net earnings (loss) attributable to:
Non-controlling interests		$(0.1)	$0.5	$0.1	$0.4
Common shareholders		$151.0	$(40.3)	$241.2	$(564.1)
Earnings (loss) per share from continuing operations attributable to common shareholders
Basic		$0.12	$(0.01)	$0.20	$0.06
Diluted		$0.12	$(0.01)	$0.20	$0.06
Earnings (loss) per share from discontinued operations attributable to common shareholders
Basic		$-	$(0.02)	$-	$(0.50)
Diluted		$-	$(0.02)	$-	$(0.50)
Earnings (loss) per share attributable to common shareholders
Basic		$0.12	$(0.03)	$0.20	$(0.44)
Diluted		$0.12	$(0.03)	$0.20	$(0.44)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Comprehensive INCOME (loss)

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2023	2022	2023	2022
Net earnings (loss)		$150.9	$(39.8)	$241.3	$(563.7)

Other comprehensive income (loss), net of tax:	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a)		(1.4)	(23.0)	6.3	(16.1)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)		0.4	(2.9)	2.2	18.2
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c)		(4.3)	(12.4)	(8.2)	(7.4)
		(5.3)	(38.3)	0.3	(5.3)
Total comprehensive income (loss)		$145.6	$(78.1)	$241.6	$(569.0)

Comprehensive income (loss) from continuing operations		$145.6	$(47.8)	$241.6	$66.5
Comprehensive (loss) from discontinued operations	Note 5	-	(30.3)	-	(635.5)
Total comprehensive income (loss)		$145.6	$(78.1)	$241.6	$(569.0)

Attributable to non-controlling interests		$(0.1)	$0.5	$0.1	$0.4
Attributable to common shareholders		$145.7	$(78.6)	$241.5	$(569.4)

(a)	Net of tax expense of $nil, 3 months; $nil, 6 months (2022 - $nil, 3 months; $nil, 6 months).
(b)	Net of tax expense (recovery) of $0.6 million, 3 months; $1.6 million, 6 months (2022 - $(1.2) million, 3 months; $6.4 million, 6 months).
(c)	Net of tax recovery of $(1.6) million, 3 months; $(2.9) million, 6 months (2022 - $(4.0) million, 3 months; $(1.9) million, 6 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Cash Flows

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2023	2022	2023	2022
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations after tax		$150.9	$(9.5)	$241.3	$71.8
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization		239.3	180.5	451.2	347.0
Share-based compensation expense		2.0	3.0	1.4	6.0
Finance expense		26.0	23.5	53.5	44.7
Deferred tax expense (recovery)		9.7	14.8	18.7	(2.1)
Foreign exchange losses and other		31.2	5.9	21.8	9.7
Reclamation expense		-	33.7	4.0	23.9
Changes in operating assets and liabilities:
Accounts receivable and other assets		42.2	14.3	87.6	62.6
Inventories		(39.9)	(63.1)	(83.1)	(152.4)
Accounts payable and accrued liabilities		91.2	78.9	85.4	51.1
Cash flow provided from operating activities		552.6	282.0	881.8	462.3
Income taxes paid		(24.0)	(24.9)	(94.2)	(107.3)
Net cash flow of continuing operations provided from operating activities		528.6	257.1	787.6	355.0
Net cash flow of discontinued operations (used in) provided from operating activities	Note 5	-	(49.2)	-	49.2
Investing:
Additions to property, plant and equipment		(281.9)	(149.4)	(503.1)	(250.1)
Interest paid capitalized to property, plant and equipment	Note 8	(8.5)	(5.6)	(46.8)	(16.2)
Acquisitions net of cash acquired	Note 5	-	-	-	(1,027.5)
Net (additions) disposals to long-term investments and other assets		(10.4)	(20.2)	4.9	(34.1)
Decrease (increase) in restricted cash - net		2.2	0.6	1.4	(1.1)
Interest received and other - net		4.2	3.6	6.9	4.7
Net cash flow of continuing operations used in investing activities		(294.4)	(171.0)	(536.7)	(1,324.3)
Net cash flow of discontinued operations provided from investing activities	Note 5	40.0	269.9	45.0	252.9
Financing:
Proceeds from drawdown of debt	Note 8	-	-	100.0	1,097.6
Repayment of debt	Note 8	(220.0)	(120.0)	(220.0)	(120.0)
Interest paid	Note 8	(2.3)	(0.9)	(26.5)	(25.6)
Payment of lease liabilities		(5.6)	(5.7)	(21.1)	(11.1)
Dividends paid to common shareholders	Note 10	(36.9)	(39.0)	(73.7)	(77.9)
Other - net		(2.9)	2.9	4.3	8.8
Net cash flow of continuing operations (used in) provided from financing activities		(267.7)	(162.7)	(237.0)	871.8
Net cash flow of discontinued operations provided from financing activities	Note 5	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		0.9	(0.4)	1.4	(0.4)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		-	5.7	-	1.9
Increase in cash and cash equivalents		7.4	149.4	60.3	206.1
Cash and cash equivalents, beginning of period		471.0	454.2	418.1	531.5
Cash and cash equivalents of assets held for sale, beginning of period	Note 5	-	134.0	-	-
Reclassified to assets held for sale	Note 5	-	(18.5)	-	(18.5)
Cash and cash equivalents, end of period		$478.4	$719.1	$478.4	$719.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Equity

(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2023	2022	2023	2022
Common share capital
Balance at the beginning of the period		$4,480.2	$4,710.2	$4,449.5	$4,427.7
Common shares issued on acquisition of Great Bear	Note 5	-	-	-	271.6
Transfer from contributed surplus on exercise of restricted shares		-	1.0	4.4	7.3
Options exercised, including cash		-	21.3	26.3	25.9
Balance at the end of the period	Note 10	$4,480.2	$4,732.5	$4,480.2	$4,732.5

Contributed surplus
Balance at the beginning of the period		$10,641.1	$10,698.4	$10,667.5	$10,664.4
Share options issued on acquisition of Great Bear	Note 5	-	-	-	39.5
Contingent value rights issued on acquisition of Great Bear		-	-	-	4.7
Share-based compensation		2.0	3.0	1.4	6.0
Transfer of fair value of exercised options and restricted shares		-	(19.8)	(25.8)	(33.0)
Balance at the end of the period		$10,643.1	$10,681.6	$10,643.1	$10,681.6

Accumulated deficit
Balance at the beginning of the period		$(9,198.2)	$(9,055.1)	$(9,251.6)	$(8,492.4)
Dividends paid	Note 10	(36.9)	(39.0)	(73.7)	(77.9)
Net earnings (loss) attributable to common shareholders		151.0	(40.3)	241.2	(564.1)
Balance at the end of the period		$(9,084.1)	$(9,134.4)	$(9,084.1)	$(9,134.4)

Accumulated other comprehensive (loss) income
Balance at the beginning of the period		$(36.1)	$14.2	$(41.7)	$(18.8)
Other comprehensive income (loss), net of tax		(5.3)	(38.3)	0.3	(5.3)
Balance at the end of the period	Note 6	$(41.4)	$(24.1)	$(41.4)	$(24.1)
Total accumulated deficit and accumulated other comprehensive loss		$(9,125.5)	$(9,158.5)	$(9,125.5)	$(9,158.5)

Total common shareholders' equity		$5,997.8	$6,255.6	$5,997.8	$6,255.6

Non-controlling interests
Balance at the beginning of the period		$68.8	$70.1	$58.5	$68.7
Net earnings (loss) attributable to non-controlling interests		(0.1)	0.5	0.1	0.4
Funding from non-controlling interest		23.7	-	33.8	1.5
Balance at the end of the period		$92.4	$70.6	$92.4	$70.6

Total equity		$6,090.2	$6,326.2	$6,090.2	$6,326.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2023 were authorized for issue in accordance with a resolution of the board of directors on August 2, 2023.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2022, except for the adoption of amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”), IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) and “IAS 12 “Income Taxes” (“IAS 12”). See Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2022 prepared in accordance with IFRS as issued by the IASB.

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

i.	Changes in Significant Accounting Policies

On January 1, 2023, the Company adopted amendments to IAS 1 that requires companies to disclose material accounting policies instead of significant accounting policies. The Company’s significant accounting policies are disclosed in Note 3 – Summary of Significant Accounting Policies within the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2022. The adoption of these amendments did not have an impact on the Company’s interim financial statements. The Company’s annual consolidated financial statements for the year ended December 31, 2023 will present only those policies which the Company considers material.

On January 1, 2023, the Company adopted amendments to IAS 8 which provide greater clarity in the definition of accounting estimates to distinguish changes in accounting estimates from changes in accounting policies. The Company will apply this definition of accounting estimates prospectively when assessing such changes. As a result, the adoption of the amendments did not have an immediate impact on the Company’s financial statements.

On January 1, 2023, the Company adopted amendments to IAS 12 to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments did not have a significant impact on the Company’s financial statements.

On May 23, 2023, the IASB issued amendments to IAS 12 which introduce a temporary exception from accounting for deferred taxes arising from the implementation of the Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules. The amendments provide relief from recognizing deferred taxes related to the OECD Pillar two income taxes as well as any related disclosure. The Company has applied the exception immediately upon issuance of the amendment and retrospectively in accordance with IAS 8 for the 2023 fiscal year.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Recent Accounting Pronouncements

On January 23, 2020 and October 31, 2022, the IASB issued amendments to IAS 1 to clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current. The Company anticipates adopting the amendments to IAS 1 on January 1, 2024. These amendments are not expected to have a significant impact on the Company’s statement of financial position on the date of adoption.

On September 22, 2022, the IASB issued amendments to IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains. The amendments are effective on January 1, 2024 and are not expected to have a significant impact on the Company’s financial statements.

On May 25, 2023, the IASB issued amendments to IAS 7 requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms. These amendments are effective on January 1, 2024 and are not expected to have a significant impact on the Company’s financial statements.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

5.	ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS

i.	Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights (“CVR”). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross’ public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.

The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, determined as follows:

Purchase price
Cash consideration	$1,061.5
Common shares issued (49.3 million)(a)	271.6
Fair value of options issued (9.9 million)(b)	39.5
Fair value of contingent value rights issued (59.3 million)	4.7
Acquisition costs	14.6
Total purchase price	$1,391.9

(a)	Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01. See Note 10.
(b)	Fair value of stock options was determined using the Black-Scholes option pricing model.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The purchase price was allocated as follows:

Purchase price allocation
Mineral interests - pre-development properties	$1,367.8
Land, plant and equipment	0.6
Total property, plant and equipment	1,368.4
Net working capital	23.5
Total purchase price	$1,391.9

ii.	Divestiture of Russian Discontinued Operations

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million was received during the second quarter of 2023.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022. The deferred payment consideration was initially recorded at fair value using a discount rate of 20%, representing the significant financing component implicit in the sale agreement.

Loss from Russian Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Results of discontinued operations
Revenue	$-	$60.3	$-	$213.8
Expenses(a)	-	77.5	-	794.8
Loss before tax	-	(17.2)	-	(581.0)
Income tax expense - net	-	(19.0)	-	(61.2)
Loss and other comprehensive loss from discontinued operations after tax	$-	$(36.2)	$-	$(642.2)

(a)	Includes an impairment charge of $671.0 million for the three months ended March 31, 2022, a loss on disposition of $80.9 million during the three and six months ended June 30, 2022, as well as $18.8 million for the reclassification of AOCI to earnings (loss) from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts as at March 31, 2022.

Cash flows from Russian Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Cash flows of discontinued operations:
Net cash flow (used in) provided from operating activities	$-	$(54.6)	$-	$36.8
Net cash flow provided from investing activities(a)	40.0	274.7	40.0	263.5
Effect of exchange rate changes on cash and cash equivalents	-	6.2	-	2.3
Net cash flow of discontinued operations	$40.0	$226.3	$40.0	$302.6

(a)	Net cash flows provided from investing activities for the three and six months ended June 30, 2023 is in regards to the receipt of the deferred payment consideration of $40.0 million (three and six months ended June 30, 2022 includes proceeds on completion of the sale of the Company’s Russian operations of $300.0 million, net of cash disposed).

iii.	Divestiture of Chirano Discontinued Operations

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the remaining cash consideration is receivable, with $55.0 million due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company’s Chirano operations were classified as discontinued operations in 2022.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022. The Asante shares received were recorded at fair value based on the quoted market price on the closing date. The deferred payment consideration was initially recorded at fair value using a discount rate of 10%, representing the significant financing component implicit in the sale agreement.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the receivable was due in the second quarter of 2023 with interest, at a rate of prime plus 5%, accruing until payment is received. In addition, the Company received 5.0 million Asante warrants, valued at $2.5 million, on closing of the amended agreement. As at June 30, 2023, the Company has received $5.0 million in respect of the deferred payment consideration.

As at June 30, 2023, the total deferred payment consideration accreted to $120.9 million, of which $87.7 million is classified as current and $33.2 million is classified as long-term. See Note 6iii and 6vii. The total deferred consideration is secured through pledges by Asante of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

Earnings from Chirano Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Results of discontinued operations
Revenue	$-	$68.8	$-	$135.9
Expenses	-	53.7	-	119.9
Earnings before tax	-	15.1	-	16.0
Income tax expense - net	-	(9.2)	-	(9.3)
Earnings and other comprehensive income from discontinued operations after tax	$-	$5.9	$-	$6.7

Cash flows from Chirano Discontinued Operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Cash flows of discontinued operations:
Net cash flow provided from operating activities	$-	$5.4	$-	$12.4
Net cash flow provided from (used) in investing activities(a)	-	(4.8)	5.0	(10.6)
Effect of exchange rate changes on cash and cash equivalents	-	(0.5)	-	(0.4)
Net cash flow of discontinued operations	$-	$0.1	$5.0	$1.4

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	June 30,	December 31,
	2023	2022
Cash	$318.5	$269.8
Short-term deposits	159.9	148.3
	$478.4	$418.1

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Restricted cash:

	June 30,	December 31,
	2023	2022
Restricted cash	$33.7	$35.1
Restricted cash - long-term(a)	(25.0)	(25.0)
Restricted cash - current(b)	$8.7	$10.1

(a)	Long-term restricted cash relates to the Tasiast loan (see Note 8iii) and is presented on the consolidated balance sheet within other long-term assets. See Note 6vii.
(b)	Includes loan escrow judicial deposits and environmental indemnity deposits.

iii.	Accounts receivable and other assets:

	June 30,	December 31,
	2023	2022
Deferred payment consideration(a)	$87.7	$125.8
VAT receivable(b)	54.3	90.9
Prepaid expenses	28.5	33.8
Deposits	8.8	7.9
Other(c)	60.9	59.8
	$240.2	$318.2

(a)	As at June 30, 2023, deferred payment consideration includes $87.7 million related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Chirano operations (December 31, 2022 - $89.2 million). As at December 31, 2022, deferred payment consideration also includes $36.6 million related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Russian operations, which was received during the three months ended June 30, 2023. See Note 5ii and 5iii.
(b)	During the three months ended June 30, 2023, the Company received VAT recoveries totaling $41.3 million related to Tasiast and La Coipa.
(c)	As at December 31, 2022, Other includes $17.1 million related to insurance recoveries for the Tasiast mill fire in 2021, which were collected during the three months ended March 31, 2023.

iv.	Inventories:

	June 30,	December 31,
	2023	2022
Ore in stockpiles(a)	$423.0	$360.4
Ore on leach pads(b)	677.1	643.2
In-process	131.8	82.5
Finished metal	26.8	62.0
Materials and supplies	374.1	320.8
	1,632.8	1,468.9
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(443.5)	(396.7)
	$1,189.3	$1,072.2

(a)	Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.
(b)	Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2024, at Bald Mountain in 2025 and at Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 6vii.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2023	$9,515.2	$8,222.6	$1,402.9	$19,140.7
Additions	286.6	259.6	-	546.2
Capitalized interest	12.0	8.0	30.9	50.9
Disposals	(37.1)	-	-	(37.1)
Change in reclamation and remediation obligations(d)	-	32.9	-	32.9
Other	9.9	(3.8)	-	6.1
Balance at June 30, 2023	9,786.6	8,519.3	1,433.8	19,739.7

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2023	$(6,165.5)	$(5,233.8)	$-	$(11,399.3)
Depreciation, depletion and amortization	(280.1)	(279.1)	-	(559.2)
Disposals	34.2	-	-	34.2
Balance at June 30, 2023	(6,411.4)	(5,512.9)	-	(11,924.3)

Net book value	$3,375.2	$3,006.4	$1,433.8	$7,815.4

Amount included above as at June 30, 2023:
Assets under construction	$385.6	$241.0	$-	$626.6
Assets not being depreciated(e)	$649.5	$640.1	$1,433.8	$2,723.4

(a)	Additions during the six months ended June 30, 2023 include $7.7 million of right-of-use (“ROU”) assets for lease arrangements entered into. Depreciation, depletion and amortization during the six months ended June 30, 2023 includes depreciation for ROU assets of $7.7 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $38.1 million as at June 30, 2023.
(b)	As at June 30, 2023, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and the Manh Choh project.
(c)	As at June 30, 2023, the significant pre-development properties includes $1.4 billion for the Great Bear Project.
(d)	See Note 9.
(e)	Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2022	$10,524.5	$10,560.6	$517.3	$21,602.4
Additions	463.9	310.1	7.1	781.1
Acquisitions(d)	0.6	-	1,367.8	1,368.4
Capitalized interest	17.9	18.9	29.7	66.5
Disposals(e)	(1,496.0)	(2,825.9)	(356.0)	(4,677.9)
Transfers(f)	-	161.8	(161.8)	-
Change in reclamation and remediation obligations	-	(6.4)	-	(6.4)
Other	4.3	3.5	(1.2)	6.6
Balance at December 31, 2022	9,515.2	8,222.6	1,402.9	19,140.7

Accumulated depreciation, depletion, amortization and impairment charges
Balance at January 1, 2022	$(6,886.3)	$(7,098.4)	$-	$(13,984.7)
Depreciation, depletion and amortization	(490.7)	(419.2)	-	(909.9)
Impairment charge(g)	(115.1)	(128.1)	-	(243.2)
Disposals(e)	1,326.6	2,411.9	-	3,738.5
Balance at December 31, 2022	(6,165.5)	(5,233.8)	-	(11,399.3)

Net book value	$3,349.7	$2,988.8	$1,402.9	$7,741.4

Amount included above as at December 31, 2022:
Assets under construction	$338.4	$311.2	$-	$649.6
Assets not being depreciated(h)	$593.5	$734.8	$1,402.9	$2,731.2

(a)	Additions includes $14.8 million of ROU assets for lease arrangements entered into during the year ended December 31, 2022. Depreciation, depletion and amortization includes depreciation for leased ROU assets of $20.1 million during the year ended December 31, 2022. The net book value of property, plant and equipment includes leased ROU assets with an aggregate net book value of $48.9 million as at December 31, 2022.
(b)	As at December 31, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and the Manh Choh project.
(c)	As at December 31, 2022, significant pre-development properties includes $1.4 billion for the Great Bear project.
(d)	On February 24, 2022, the Company acquired Great Bear. Land, plant, and equipment acquired included $0.3 million of ROU assets.
(e)	On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 5ii) and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 5iii).
(f)	During the year ended December 31, 2022, the Manh Choh project was transferred from pre-development properties to development and operating properties upon demonstration of technical feasibility and commercial viability.
(g)	As at December 31, 2022, an impairment charge relating to property, plant and equipment at Round Mountain was recorded.
(h)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and Manh Choh and had an annualized weighted average borrowing rate of 6.30% for the six months ended June 30, 2023 (six months ended June 30, 2022 – 4.42%).

At June 30, 2023, $1,509.8 million of E&E assets were included in mineral interests (December 31, 2022 - $1,476.3 million).

During the three and six months ended June 30, 2023, $22.5 million and $38.0 million, respectively of E&E costs (three and six months ended June 30, 2022 - $10.9 million and $19.0 million, respectively), were capitalized and included in investing cash flows from continuing operations. During the three and six months ended June 30, 2023, $19.8 million and $35.2 million of E&E costs (three and six months ended June 30, 2022 - $24.9 million and $36.3 million), were expensed and included in operating cash flows from continuing operations.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

vi.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	June 30, 2023		December 31, 2022
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$71.2	$8.4	$55.0	$3.2
Investments in an accumulated loss position	18.2	(50.0)	61.9	(70.0)
Net realized (loss) gains	-	(11.3)	-	7.6
	$89.4	$(52.9)	$116.9	$(59.2)

(a)	See Note 6x for details of changes in fair values recognized in other comprehensive income during the six months ended June 30, 2023 and year ended December 31, 2022.

vii.	Other long-term assets:

	June 30,	December 31,
	2023	2022
Long-term portion of ore in stockpiles and ore on leach pads(a)	$443.5	$396.7
Long-term receivables(b)	103.7	143.7
Advances for the purchase of capital equipment	63.8	60.1
Restricted cash(c)	25.0	25.0
Deferred charges, net of amortization	12.3	6.8
Investment in joint venture - Puren(d)	5.1	6.1
Unrealized fair value of derivative assets(e)	4.7	1.5
Other	38.3	41.0
	$696.4	$680.9

(a)	Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at June 30, 2023, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.
(b)	As at June 30, 2023, Long-term receivables includes $33.2 million (December 31, 2022 - $31.6 million) related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Chirano operations. See Note 5iii.
(c)	See Note 8iii for details of the Tasiast loan and cash restricted for future loan payments as at June 30, 2023.
(d)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.
(e)	See Note 7i for details of the non-current portion of unrealized fair value of derivative assets.

viii.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2023	2022
Trade payables	$102.6	$119.1
Accrued liabilities(a)	353.4	302.0
Employee related accrued liabilities	100.4	128.9
	$556.4	$550.0

(a)	Includes accrued interest payable of $48.9 million as at June 30, 2023 (December 31, 2022 - $41.9). See Note 8v.

ix.	Other current liabilities:

	June 30,	December 31,
	2023	2022
Current portion of lease liabilities	$17.5	$24.5
Current portion of unrealized fair value of derivative liabilities(a) and other	2.3	0.8
	$19.8	$25.3

(a)	See Note 7i for details of the current portion of unrealized fair value of derivative liabilities.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

x.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2021	$(45.7)	$26.9	$(18.8)
Other comprehensive income (loss) before tax	(13.5)	(12.0)	(25.5)
Tax	-	2.6	2.6
Balance at December 31, 2022	$(59.2)	$17.5	$(41.7)
Other comprehensive income (loss) before tax	6.3	(7.3)	(1.0)
Tax	-	1.3	1.3
Balance at June 30, 2023	$(52.9)	$11.5	$(41.4)

Interim Condensed Consolidated Statements of Operations

xi.	Other (expense) income – net:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Foreign exchange losses - net	$(10.1)	$(1.7)	$(6.3)	$(5.8)
(Loss) gain on disposition of assets and other - net	(0.3)	2.4	0.3	(0.2)
	$(10.4)	$0.7	$(6.0)	$(6.0)

xii.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Accretion of reclamation and remediation obligations	$(11.6)	$(6.2)	$(20.7)	$(10.2)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(14.4)	(17.3)	(32.8)	(34.5)
	$(26.0)	$(23.5)	$(53.5)	$(44.7)

(a)	During the three and six months ended June 30, 2023, $27.6 million and $50.9 million, respectively of interest was capitalized to property, plant and equipment (three and six months ended June 30, 2022 - $14.0 million and $24.0 million, respectively). See Note 6v.
(b)	During the three and six months ended June 30, 2023, accretion of lease liabilities was $0.6 million and $1.2 million, respectively, (three and six months ended June 30, 2022 - $0.7 million and $1.4 million, respectively).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2023 was $10.8 million and $73.3 million, respectively (three and six months ended June 30, 2022 - $6.5 million and $41.8 million, respectively).

7.	FAIR VALUE MEASUREMENT

(i)	Recurring fair value measurement

Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2023 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$89.4	$-	$-	$89.4
Derivative contracts:
Foreign currency forward and collar contracts	-	9.6	-	9.6
Energy swap contracts	-	7.4	-	7.4
Other	-	2.0	-	2.0
	$89.4	$19.0	$-	$108.4

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Derivative contracts

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at June 30, 2023 and December 31, 2022:

	June 30, 2023		December 31, 2022
	Asset Fair Value	AOCI	Asset Fair Value	AOCI
Currency contracts
Foreign currency forward and collar contracts(i)	$9.6	$5.9	$2.8	$1.3

Commodity contracts
Energy swap contracts(ii)	7.4	5.6	21.5	16.2

Other contracts	2.0	-	1.9	-

Total all contracts	$19.0	$11.5	$26.2	$17.5

Unrealized fair value of derivative assets
Current	$16.9		$25.5
Non-current(iii)	4.7		1.5
	$21.6		$27.0
Unrealized fair value of derivative liabilities
Current(iv)	$(2.1)		$(0.8)
Non-current	(0.5)		-
	$(2.6)		$(0.8)
Total net fair value	$19.0		$26.2

(i)	Of the total amount recorded in AOCI as at June 30, 2023, $4.9 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(ii)	Of the total amount recorded in AOCI as at June 30, 2023, $5.4 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(iii)	See Note 6vii.
(iv)	See Note 6ix.

(ii)	Fair value of financial assets and liabilities not measured and recognized at fair value

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2023				December 31, 2022
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)
Senior notes	(i)	4.50%-6.875%	$1,248.6	$(4.6)	$1,244.0	$1,233.5	$1,243.4	$1,215.7
Revolving credit facility	(ii)	SOFR plus 1.45%	100.0	-	100.0	100.0	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(1.3)	998.7	1,000.0	998.2	1,000.0
Tasiast loan	(iii)	LIBOR plus 4.38%	140.0	(7.3)	132.7	140.0	151.3	160.0
Total long-term and current debt			$2,488.6	$(13.2)	$2,475.4	$2,473.5	$2,592.9	$2,575.7
Less: current portion			(531.8)	0.3	(531.5)	(499.2)	(36.0)	-
Long-term debt and credit facility			$1,956.8	$(12.9)	$1,943.9	$1,974.3	$2,556.9	$2,575.7

(a)	Includes transaction costs on senior notes, term loan and Tasiast loan financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7(ii).

(i)	Senior notes

The Company’s $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in March 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

On July 5, 2023, the Company completed a $500.0 million offering of debt securities consisting of 6.250% senior notes due in 2033. On July 11, 2023, the Company announced that it will redeem all outstanding 5.950% senior notes due March 15, 2024 on August 10, 2023 which have an aggregate principal amount of $500.0 million outstanding. These notes will be redeemed at a redemption price determined in accordance with the terms of the notes and will include accrued and unpaid interest to, but not including, the redemption date.

(ii)	Revolving credit facility and term loan

As at June 30, 2023, the Company had utilized $106.7 million (December 31, 2022 - $206.7 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit. The revolving credit facility matures on August 4, 2027. During the second quarter of 2023, the Company repaid $200.0 million of the outstanding balance on the revolving credit facility.

Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2023, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at June 30, 2023.

(iii)	Tasiast loan

The asset recourse loan matures in December 2027, has a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in each of June and December for the term of the loan. The Company made $20.0 million of scheduled principal payments during the second quarter of 2023, resulting in a balance of $140.0 million as at June 30, 2023.

As at June 30, 2023, the Company held $25.0 million (December 31, 2022 - $27.8 million) in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in other long-term assets. See Notes 6ii and 6vii.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(iv)	Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2024. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2023, $230.7 million (December 31, 2022 - $230.4 million) was utilized under this facility.

In addition, at June 30, 2023, the Company had $307.8 million (December 31, 2022 - $267.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.80%.

As at June 30, 2023, $362.6 million (December 31, 2022 - $318.0 million) of surety bonds were outstanding with respect to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur average fees of 0.55%.

(v)	Changes in liabilities arising from financing activities

	Total current	Lease	Accrued interest
	and long-term debt	liabilities	payable(a)	Total
Balance as at January 1, 2023	$2,592.9	$47.6	$41.9	$2,682.4
Changes from financing cash flows
Debt issued	100.0	-	-	100.0
Debt repayments	(220.0)	-	-	(220.0)
Interest paid	-	-	(26.5)	(26.5)
Payment of lease liabilities	-	(21.1)	-	(21.1)
	2,472.9	26.5	15.4	2,514.8
Other changes
Interest expense and accretion	$-	$1.2	$31.6	$32.8
Capitalized interest	-	-	50.9	50.9
Capitalized interest paid	-	-	(46.8)	(46.8)
Additions of lease liabilities	-	7.7	-	7.7
Other	2.5	1.6	(2.2)	1.9
	2.5	10.5	33.5	46.5
Balance as at June 30, 2023	$2,475.4	$37.0	$48.9	$2,561.3

	Total current	Lease	Accrued interest
	and long-term debt	liabilities	payable(a)	Total
Balance as at January 1, 2022	$1,629.9	$54.8	$25.3	$1,710.0
Changes from financing cash flows
Debt issued	1,297.6	-	-	1,297.6
Debt repayments	(340.0)	-	-	(340.0)
Interest paid	-	-	(52.4)	(52.4)
Payment of lease liabilities	-	(23.2)	-	(23.2)
	2,587.5	31.6	(27.1)	2,592.0
Other changes
Interest expense and accretion	$-	$2.6	$65.6	$68.2
Capitalized interest	-	-	66.5	66.5
Capitalized interest paid	-	-	(43.7)	(43.7)
Additions of lease liabilities	-	14.8	-	14.8
Other	5.4	(1.4)	(19.4)	(15.4)
	5.4	16.0	69.0	90.4
Balance as at December 31, 2022	$2,592.9	$47.6	$41.9	$2,682.4

(a)	Included in Accounts payable and accrued liabilities. See Note 6viii.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2023	$779.0	$27.7	$806.7
Additions	32.9	6.3	39.2
Reductions	-	(2.8)	(2.8)
Reclamation spending	(8.3)	-	(8.3)
Accretion	20.7	-	20.7
Reclamation expense	4.0	-	4.0
Balance at June 30, 2023	$828.3	$31.2	$859.5

Current portion	53.2	0.2	53.4
Non-current portion	775.1	31.0	806.1
	$828.3	$31.2	$859.5

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the six months ended June 30, 2023 is $4.0 million of reclamation expense (six months ended June 30, 2022 - $23.9 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations of certain properties. The majority of the estimated expenditures are expected to occur between 2023 and 2045. The discount rates used in estimating the site restoration cost obligation were between 3.4% and 8.3% as at June 30, 2023 (December 31, 2022 – 3.9% and 8.8%), and the inflation rates used were between 2.0% and 9.5% as at June 30, 2023 (December 31, 2022 – 2.0% and 8.7%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2023, letters of credit totaling $502.9 million (December 31, 2022 - $463.2 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at June 30, 2023, $361.6 million (December 31, 2022 - $317.0 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2023 and year ended December 31, 2022 is as follows:

	Six months ended June 30, 2023		Year ended December 31, 2022
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,221,891	$4,449.5	1,244,333	$4,427.7
Issued:
Issued on acquisition of Great Bear(a)	-	-	49,268	271.6
Issued under share option and restricted share plans	5,688	30.7	7,147	37.3
Repurchase and cancellation of shares (i)	-	-	(78,857)	(287.1)
Total common share capital	1,227,579	$4,480.2	1,221,891	$4,449.5

(a)	See Note 5i for details of the shares issued on acquisition of Great Bear.

i.	Repurchase and cancellation of common shares

On July 28, 2022, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”) program, which was subsequently amended on September 29, 2022. Under the program, the Company is authorized to purchase up to 114,047,070 of its common shares during the period starting on August 3, 2022 and ending on August 2, 2023. The book value of any cancelled shares is treated as a reduction to common share capital.

During the year ended December 31, 2022, the Company repurchased 78,857,250 common shares for $300.8 million. The book value of the cancelled shares was $287.1 million and was treated as a reduction to common share capital.

No common shares were repurchased or cancelled during the three and six months ended June 30, 2023.

ii.	Dividends on common shares

The following summarizes dividends declared and paid during the six months ended June 30, 2023 and 2022:

	Per share	Total paid
Dividends declared and paid during the period:
Three months ended March 31, 2023	$0.03	$36.8
Three months ended June 30, 2023	0.03	36.9
Total		$73.7
Dividends declared and paid during the period:
Three months ended March 31, 2022	$0.03	$38.9
Three months ended June 30, 2022	0.03	39.0
Total		$77.9

There were no dividends declared but unpaid at June 30, 2023 or June 30, 2022.

On August 2, 2023, the Board of Directors declared a dividend of $0.03 per common share payable on September 8, 2023 to shareholders of record on August 24, 2023.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes the changes in stock options outstanding and exercisable for the six months ended June 30, 2023:

	Six months ended June 30, 2023
	Number of options (000's)	Weighted average exercise price (C$)
Outstanding at January 1, 2023	7,186	$2.84
Exercised	(5,181)	2.07
Outstanding at end of period	2,005	$4.83
Exercisable at end of period	2,005	$4.83

For the six months ended June 30, 2023, the weighted average market share price at the date of exercise was C$5.56.

ii.	Restricted share unit plans

(a)	Restricted share units (“RSUs”)

The following table summarizes the changes in RSUs for the six months ended June 30, 2023:

	Six months ended June 30, 2023
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2023	4,905	$7.44
Granted	4,542	5.08
Reinvested	102	5.91
Redeemed	(1,885)	7.64
Forfeited	(471)	6.67
Outstanding at end of period	7,193	$5.93

As at June 30, 2023, the Company had recognized a liability of $7.3 million (December 31, 2022 - $6.1 million) within employee related accrued liabilities (See Note 6viii) in respect of its cash-settled RSUs.

(b)	Restricted performance share units (“RPSUs”)

The following table summarizes the changes in RPSUs for the six months ended June 30, 2023:

	Six months ended June 30, 2023
	Number of units (000's)	Weighted average fair value (C$/unit)
Outstanding at January 1, 2023	3,394	$8.06
Granted	2,127	4.69
Reinvested	58	6.06
Redeemed	(448)	8.12
Forfeited	(809)	7.87
Outstanding at end of period	4,322	$6.40

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 168,463 and the weighted average fair value per unit at the date of issue was C$6.31 for the six months ended June 30, 2023.

There were 1,794,248 DSUs outstanding, for which the Company had recognized a liability of $8.6 million as at June 30, 2023 (December 31, 2022 - $6.6 million), within employee related accrued liabilities (see Note 6viii).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2023 was $0.6 million and $1.2 million, respectively (three and six months ended June 30, 2022 - $0.6 million and $1.3 million, respectively).

12.	EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the three and six months ended June 30, 2023 was $151.0 million and $241.2 million, respectively (three and six months ended June 30, 2022 - $(9.3) million and $72.0 million, respectively).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings (loss) per share from continuing operations attributable to common shareholders for the following periods:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2023	2022	2023	2022
Basic weighted average shares outstanding:	1,227,569	1,299,224	1,226,273	1,281,954
Weighted average shares dilution adjustments:
Stock options(a)	558	-	1,158	4,310
Restricted share units	4,178	-	4,078	4,098
Restricted performance share units	6,046	-	5,835	5,834
Diluted weighted average shares outstanding	1,238,351	1,299,224	1,237,344	1,296,196

Weighted average shares dilution adjustments - exclusions:(b)
Stock options(a)	-	4,268	-	-
Restricted share units	-	2,402	-	-
Restricted performance share units	-	3,856	-	-

(a)	Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2023, the average share price used was $4.97 and $4.59, respectively (three and six months ended June 30, 2022 - $4.81 and $5.18, respectively).
(b)	These adjustments were excluded as they are anti-dilutive.

Basic and diluted net earnings (loss) from discontinued operations attributable to common shareholders of Kinross for the three and six months ended June 30, 2023 was $nil (three and six months ended June 30, 2022 – $(31.0) million and $(636.1) million, respectively).

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and six months ended June 30, 2023 was $151.0 million and $241.2 million, respectively (three and six months ended June 30, 2022 – $(40.3) million and $(564.1) million, respectively).

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

13.	SEGMENTED INFORMATION

Operating segments

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, and on August 10, 2022, the Company announced it had completed the sale of its Chirano operations. Accordingly, the Kupol segment, which included the Kupol and Dvoinoye mines, and the Chirano segment are no longer reportable segments. The Company’s Russian operations, which also included the Udinsk project, previously included in the Corporate and other segment, and Chirano operations were considered discontinued operations for 2022. See Note 5ii and 5iii.

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments						Non-operating segments(a)
Three months ended June 30, 2023:	Tasiast	Paracatu	La Coipa(d)	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b),(c)	Total
Revenue
Metal sales	$301.6	322.9	132.0	136.9	114.4	83.7	-	0.8	$1,092.3
Cost of sales
Production cost of sales	99.5	135.2	43.6	79.3	85.5	54.5	-	0.3	497.9
Depreciation, depletion and amortization	58.6	49.8	48.3	22.1	33.5	25.6	0.1	1.3	239.3
Total cost of sales	158.1	185.0	91.9	101.4	119.0	80.1	0.1	1.6	737.2
Gross profit (loss)	$143.5	137.9	40.1	35.5	(4.6)	3.6	(0.1)	(0.8)	$355.1
Other operating expense	16.1	8.9	0.2	0.2	-	0.3	0.2	10.1	36.0
Exploration and business development	1.0	1.1	3.4	3.9	11.1	0.4	13.9	14.5	49.3
General and administrative	-	-	-	-	-	-	-	32.0	32.0
Operating earnings (loss)	$126.4	127.9	36.5	31.4	(15.7)	2.9	(14.2)	(57.4)	$237.8
Other income - net									(10.4)
Finance income									11.5
Finance expense									(26.0)
Earnings from continuing operations before tax									$212.9

Capital expenditures for three months ended June 30, 2023(e)	$94.0	37.9	26.9	64.3	10.6	36.2	21.2	35.4	$326.5

	Operating segments						Non-operating segments(a)
Three months ended June 30, 2022:	Tasiast	Paracatu	La Coipa(d)	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b),(c)	Total
Revenue
Metal sales	$213.2	250.0	13.1	145.4	96.0	102.3	-	1.5	$821.5
Cost of sales
Production cost of sales	93.3	129.6	5.6	92.6	74.8	54.5	-	0.4	450.8
Depreciation, depletion and amortization	56.4	46.0	-	26.1	11.7	38.4	-	1.9	180.5
Total cost of sales	149.7	175.6	5.6	118.7	86.5	92.9	-	2.3	631.3
Gross profit (loss)	$63.5	74.4	7.5	26.7	9.5	9.4	-	(0.8)	$190.2
Other operating expense	10.6	0.8	(3.2)	-	1.3	0.3	-	46.5	56.3
Exploration and business development	1.5	0.2	0.6	1.8	1.8	1.3	16.1	16.6	39.9
General and administrative	-	-	-	-	-	-	-	30.0	30.0
Operating earnings (loss)	$51.4	73.4	10.1	24.9	6.4	7.8	(16.1)	(93.9)	$64.0
Other income - net									0.7
Finance income									2.0
Finance expense									(23.5)
Earnings from continuing operations before tax									$43.2

Capital expenditures from continuing operations for three months ended June 30, 2022(e)	$14.9	36.6	41.9	13.2	21.4	19.2	6.2	5.6	$159.0

	Operating segments						Non-operating segments(a)
Six months ended June 30, 2023:	Tasiast	Paracatu	La Coipa(d)	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b),(c)	Total
Revenue
Metal sales	$547.4	565.5	249.8	260.0	223.5	173.1	-	2.3	$2,021.6
Cost of sales
Production cost of sales	187.9	253.2	88.5	156.9	182.0	112.5	-	0.8	981.8
Depreciation, depletion and amortization	104.8	90.2	84.7	40.7	68.1	59.5	0.3	2.9	451.2
Total cost of sales	292.7	343.4	173.2	197.6	250.1	172.0	0.3	3.7	1,433.0
Gross profit (loss)	$254.7	222.1	76.6	62.4	(26.6)	1.1	(0.3)	(1.4)	$588.6
Other operating expense	31.4	9.8	0.4	0.6	1.7	0.9	0.2	22.2	67.2
Exploration and business development	1.7	2.0	5.4	5.1	16.1	0.7	24.9	27.4	83.3
General and administrative	-	-	-	-	-	-	-	56.4	56.4
Operating earnings (loss)	$221.6	210.3	70.8	56.7	(44.4)	(0.5)	(25.4)	(107.4)	$381.7
Other income - net									(6.0)
Finance income									20.9
Finance expense									(53.5)
Earnings from continuing operations before tax									$343.1

Capital expenditures for six months ended June 30, 2023(e)	$172.4	63.4	52.9	110.1	18.2	68.8	36.6	67.0	$589.4

	Operating segments						Non-operating segments(a)
Six months ended June 30, 2022:	Tasiast	Paracatu	La Coipa(d)	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b),(c)	Total
Revenue
Metal sales	$460.6	439.7	13.1	243.5	183.6	178.8	-	3.1	$1,522.4
Cost of sales
Production cost of sales	189.1	236.2	5.6	160.0	127.1	94.8	-	1.1	813.9
Depreciation, depletion and amortization	113.5	85.6	-	47.0	23.8	73.5	-	3.6	347.0
Total cost of sales	302.6	321.8	5.6	207.0	150.9	168.3	-	4.7	1,160.9
Gross profit (loss)	$158.0	117.9	7.5	36.5	32.7	10.5	-	(1.6)	$361.5
Other operating expense	24.8	1.9	(7.5)	0.2	1.7	0.8	-	49.6	71.5
Exploration and business development	2.4	0.5	0.7	2.9	2.1	2.6	20.1	32.0	63.3
General and administrative	-	-	-	-	-	-	-	60.2	60.2
Operating earnings (loss)	$130.8	115.5	14.3	33.4	28.9	7.1	(20.1)	(143.4)	$166.5
Other income - net									(6.0)
Finance income									4.2
Finance expense									(44.7)
Earnings from continuing operations before tax									$120.0

Capital expenditures from continuing operations for six months ended June 30, 2022(e)	$32.4	53.8	80.3	16.1	38.6	25.4	8.8	11.3	$266.7

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments						Non-operating segments(a)
	Tasiast	Paracatu	La Coipa(d)	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b),(c)	Total
Property, plant and equipment at:
June 30, 2023	$2,289.0	1,595.7	462.3	484.5	505.9	334.8	1,433.9	709.3	$7,815.4

Total assets at:
June 30, 2023	$3,061.6	1,957.7	585.4	900.8	814.3	485.4	1,435.8	1,305.7	$10,546.7

	Operating segments						Non-operating segments(a)
	Tasiast	Paracatu	La Coipa(d)	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b),(c)	Total
Property, plant and equipment at:
December 31, 2022	$2,269.2	1,623.1	487.5	424.1	588.7	305.8	1,397.1	645.9	$7,741.4

Total assets at:
December 31, 2022	$2,972.7	1,973.8	636.7	826.1	827.1	500.0	1,401.4	1,258.6	$10,396.4

(a)	Non-operating segments include development and pre-development properties.

(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).

(c)	Corporate and other includes metal sales and operating loss of Maricunga of $0.7 million and $2.2 million, and $3.1 million and 6.9 million, respectively, for the three and six months ended June 30, 2023 ($1.5 million and $(41.6) million, and $3.1 million and $(41.8) million, respectively for the three and six months ended June 30, 2022). Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga’s operating loss includes net reclamation expense of $nil and $2.1 million, respectively, for the three and six months ended June 30, 2023 ($38.9 million and $36.7 million, respectively, for the three and six months ended June 30, 2022).

(d)	La Coipa was determined to be a reportable segment as its operating earnings exceeded 10% of the total consolidated earnings for the year ended December 31, 2022.

(e)	Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $37.0 million were recorded as at June 30, 2023.

Purchase commitments

At June 30, 2023, the Company had future commitments from continuing operations of approximately $618.8 million for capital expenditures, which have not been accrued.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kinross Brasil Mineração S.A. (“KBM”)

On February 27, 2023, the State Public Attorney (“SPA”) in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities (“TSFs”), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court’s Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. The case remains pending before the Lower Court, but all proceedings have been stayed at the request of the parties to allow them to discuss potential resolution of the matter. If the case is not resolved amicably, KBM intends to continue its vigorous defense against the SPA’s claims.

Income and Other Taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.